UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
                         (Rule 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULE 13d-1(a) AND AMENDMENTS THERETO
                 FILED PURSUANT TO RULE 13d-2(1)
                        (Amendment No.)*

                      InfoInterActive Inc.
          ---------------------------------------------
                        (Name of Issuer)

                   Common Shares, no par value
          ---------------------------------------------
                 (Title of Class of Securities)

                            45691810C
          ---------------------------------------------
                         (CUSIP Number)

                        F. Thomas Dunlap
          Vice President, General Counsel and Secretary
                        Intel Corporation
                 2200 Mission College Boulevard
                      Santa Clara, CA 95052
                    Telephone: (408) 765-8080
          ---------------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        February 28, 2000
          ---------------------------------------------
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
Schedule 13D and is filing this schedule because of Rule 13d-1 (e), 13d-1 (f) or 13d-1 (g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                       Page 1 of 11 Pages

CUSIP No. 45691810C        Schedule 13D        Page 2 of 11 Pages


1.   NAME OF REPORTING PERSON:  INTEL CORPORATION
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     94-1672743

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**     (a)[]
                                                            (b)[]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS:
     WC
5.   CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS    []
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     DELAWARE
                7.   SOLE VOTING POWER:
  NUMBER OF          1,803,922
    SHARES      8.   SHARED VOTING POWER:
 BENEFICIALLY        0
OWNED BY EACH   9.   SOLE DISPOSITIVE POWER:
  REPORTING          1,803,922
 PERSON WITH    10.  SHARED DISPOSITIVE POWER:
                     0
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:  1,803,922

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES**                                 []

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     9.9%;  reflecting ownership by Reporting Person of 1,803,922 newly  issued  Common  Shares  and  a  total  of  18,246,643 currently issued and outstanding Common Shares.

CUSIP No. 45691810C        Schedule 13D        Page 3 of 11 Pages


ITEM 1.   Security and Issuer.

          (a)    Name and Principal Executive Offices of Issuer:

                 InfoInterActive Inc. (the "Issuer")
                 1550 Bedford Highway
                 Suite 600, Sun Tower
                 Bedford, Nova Scotia B4A 1E6

          (b)    Title of Class of Equity Securities:

                 Common Shares, no par value


ITEM 2.   Identity and Background.

          (a)    Name of Person Filing:

                 Intel Corporation (the "Reporting Person")

          (b)    Address of Principal Business Office:

                 2200 Mission College Boulevard
                 Santa Clara, CA 95052-8119

          (c)    Principal Business:

                 Manufacturer   of   microcomputer   components,
                 modules and systems.

          (d)    Criminal Proceedings:

                 During   the  last  five  years,  neither   the
                 Reporting Person nor any executive officer or director of the Reporting Person has been convicted in any criminal proceeding.

          (e)    Civil Proceedings:

                 During the last five years, neither the Reporting Person nor any executive officer or director of the Reporting Person has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

CUSIP No. 45691810C        Schedule 13D        Page 4 of 11 Pages


          (f)    Place of Organization:

                 Delaware

          Attached hereto as Appendix A is information required by this Item 2 with respect to the executive officers and directors of the Reporting Person. All such individuals are U.S. citizens, except as otherwise indicated on Appendix A.


ITEM 3.   Source and Amount of Funds or Other Consideration.

          (a)    Source of Funds:

                 Funds  for  the  purchase of the Common  Shares
                 were   derived  from  the  Reporting   Person's
                 working capital.

          (b)    Amount of Funds:

                 $6,900,001.65 (Canadian) was paid to acquire the Common Shares.


ITEM 4.   Purpose of the Transaction.

          On  February  28, 2000, the Reporting Person  acquired
          1,803,922 Common Shares for C$6,900,001.65 pursuant to that certain Common Share Purchase Agreement dated
          February 28, 2000 (the "Purchase Agreement").

          The Reporting Person presently holds the Common Shares. The Reporting Person will from time to time explore opportunities for liquidating all or a portion of the Common Shares, through one or more sales pursuant to public or private offerings or otherwise depending upon the Reporting Person's evaluation of market conditions, market price, alternative investment opportunities, liquidity needs and other factors. The Reporting Person may determine to retain some portion of the Common Shares as an investment.

ITEM 5.   Interest in Securities of the Issuer.

          (a)    Number of Shares             1,803,922 Common
                 Beneficially Owned:          Shares

                 Right to Acquire:            None

                 Percent of Class:            9.9% of the
                                              Issuer's
                                              outstanding Common
                                              Shares (based upon
                                              16,442,721 shares
                                              of Common Shares

CUSIP No. 45691810C        Schedule 13D        Page 5 of 11 Pages


                                              outstanding prior
                                              to issuance of
                                              shares
                                              beneficially owned
                                              by the Reporting
                                              Person, as
                                              determined from
                                              representations
                                              made by the Issuer
                                              to the Reporting
                                              Person in the
                                              Purchase
                                              Agreement, as
                                              defined in Item
                                              4).  See Cover
                                              Page Item 13.

          (b)    Sole  Power to Vote, Direct
                 the Vote of, Dispose of, or
                 Direct  the Disposition  of  1,803,922
                 Shares:

          (c)    Recent Transactions:         As described more
                                              fully in Item 4,
                                              on  February 28,
                                              2000, the
                                              Reporting Person
                                              acquired 1,803,922
                                              shares of Common
                                              Shares at a price
                                              of $3.825
                                              (Canadian) per
                                              share.

          (d)    Rights with Respect to
                 Dividends or Sales           N/A
                 Proceeds:

          (e)    Date of Cessation of Five
                 Percent Beneficial           N/A
                 Ownership:

ITEM 6.   Contracts,     Arrangements,     Understandings     or
          Relationships  with  Respect  to  Securities  of   the
          Issuer.

          Pursuant to the Purchase Agreement, the Reporting Person has certain registration rights in both the
          United States and Canada in connection with its holdings. Those registration rights shall apply mutatis mutandis to any shares of capital stock of the Issuer or any successor company of the Issuer received by the Reporting Person as the result of any stock split, consolidation, merger or other capital reorganization. Also, without the prior approval of the Reporting Person, the Issuer is prohibited under the Purchase Agreement from issuing registration rights superior to those given to the Reporting Person under the Purchase Agreement. And, so long as the Reporting Person holds at least 20% of the securities originally purchased, the Reporting Person has a right to receive periodic financial reports and budgets from the Issuer.

CUSIP No. 45691810C        Schedule 13D        Page 6 of 11 Pages


          The Reporting Person has agreed that, in the event the Issuer files a registration statement under the Securities Act with respect to an initial underwritten public offering of any securities of the Issuer in the United States, if requested by the lead underwriter, and provided that all senior employees, directors and officers of the Issuer and all 10% beneficial holders also agree to be subject to restrictions which are at least as restrictive, the Reporting Person will not effect any public sale or distribution, including any sale pursuant to Rule 144, of any equity securities of the Issuer or any securities convertible into or exchangeable for any equity securities of the Issuer (other than as part of such underwritten public offering) during the seven days prior to and 90 days after, or such longer period as may be required by the underwriter (not to exceed in any event 180 days), the effectiveness of the registration statement for such underwritten offering.

          Pursuant to an Undertaking by the Reporting Person to the Toronto Stock Exchange, dated February 28, 2000, the Reporting Person has agreed to not sell or otherwise dispose of any of the Common Shares
          purchased   by  it  on  February  28,  2000,   or   any
          securities derived therefrom, for a period of six months from the date of the Closing of the transaction or such other period as prescribed by applicable law, whichever is longer.

ITEM 7.   Material to be Filed as Exhibits.

          Exhibit 1   Common  Share  Purchase  Agreement   dated
                      February 28, 2000
          Exhibit 2   Private   Placement   Questionnaire    and
                      Undertaking dated February 28, 2000


                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of  March 7, 2000.

                                 INTEL CORPORATION


                                 By:  /s/F. Thomas Dunlap, Jr.
                                      ------------------------
                                      F. Thomas Dunlap, Jr.
                                      Vice President, General
                                      Counsel and Secretary

CUSIP No. 45691810C        Schedule 13D        Page 7 of 11 Pages


                           APPENDIX A

                            DIRECTORS

The following is a list of all Directors of Intel Corporation and
certain  other  information with respect to each  Director.   All
Directors are United States citizens except as indicated below.

Name:             Craig R. Barrett

Business          2200 Mission College Boulevard, Santa Clara,
Address:          CA 95052

Principal         President and Chief Executive Officer
Occupation:

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             John Browne

Business          BP Amoco p.l.c., Britannic House, 1 Finsbury
Address:          Circus, London EC2M 7BA

Principal         Group Chief Executive
Occupation:

Name, principal   The BP Amoco p.l.c., an integrated oil
business and      company.
address of        Britannic House, 1 Finsbury Circus
corporation or    London EC2M 7BA
other
organization in
which employment
is conducted:

Citizenship:      British

CUSIP No. 45691810C        Schedule 13D        Page 8 of 11 Pages


Name:             Winston H. Chen

Business          Paramitas Foundation, 3945 Freedom Circle,
Address:          Suite 760, Santa Clara, CA 95054

Principal         Chairman
Occupation:

Name, principal   Paramitas Foundation, a charitable foundation.
business and      3945 Freedom Circle, Suite 760
address of        Santa Clara, CA 95054
corporation or
other
organization in
which employment
is conducted:


Name:             Andrew S. Grove

Business          2200 Mission College Boulevard, Santa Clara,
Address:          CA 95052

Principal         Chairman of the Board of Directors
Occupation:

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             D. James Guzy

Business          1340 Arbor Road, Menlo Park, CA 94025
Address:

Principal         Chairman
Occupation:

Name, principal   The Arbor Company, a limited partnership
business and      engaged in the electronics and computer
address of        industry.
corporation or    1340 Arbor Road
other             Menlo Park, CA 94025
organization in
which employment
is conducted:

CUSIP No. 45691810C        Schedule 13D        Page 9 of 11 Pages


Name:             Gordon E. Moore

Business          2200 Mission College Boulevard, Santa Clara,
Address:          CA 95052

Principal         Chairman Emeritus of the Board of Directors
Occupation:

Name, principal   intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             David S. Pottruck

Business          101 Montgomery Street, San Francisco, CA 94104
Address:

Principal         President and Co-Chief Executive Officer
Occupation:

Name, principal   The Charles Schwab Corporation, an investment
business and      company
address of        101 Montgomery Street
corporation or    San Francisco, CA 94104
other
organization in
which employment
is conducted:


Name:             Jane E. Shaw

Business          1310 Orleans Drive, Sunnyvale, CA 94089
Address:

Principal         Chairman and Chief Executive Officer
Occupation:

Name, principal   AeroGen, Inc., a private company specializing
business and      in controlled delivery of drugs to the lungs
address of        1310 Orleans Drive
corporation or    Sunnyvale, CA 94089
other
organization in
which employment
is conducted:

CUSIP No. 45691810C        Schedule 13D       Page 10 of 11 Pages


Name:             Leslie L. Vadasz

Business          2200 Mission College Boulevard, Santa Clara,
Address:          CA 95052

Principal         Executive Vice President; President, Intel
Occupation:       Capital

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             David B. Yoffie

Business          Harvard Business School, Morgan Hall 215,
Address:          Soldiers Field Park Road, Boston, MA 02163

Principal         Max and Doris Starr Professor of International
Occupation:       Business Administration

Name, principal   Harvard Business School, an educational
business and      institution.
address of        Harvard Business School
corporation or    Morgan Hall 215,Soldiers Field Park Road
other             Boston, MA 02163
organization in
which employment
is conducted:


Name:             Charles E. Young

Business          10920 Wilshire Boulevard, Suite 1835, Los
Address:          Angeles, CA 90024

Principal         A. Chancellor Emeritus
Occupation:
                  B. Interim President

Name, principal   A. University of California at Los Angeles, an
business and         educational institution.
address of
corporation or       10920 Wilshire Boulevard, Suite 1835
other                Los Angeles, CA 90024
organization in
which employment  B. University of Florida
is conducted:        226 Tigert Hall
                     PO Box 113150
                     Gainesville, FL 32610

CUSIP No. 45691810C        Schedule 13D       Page 11 of 11 Pages


                       EXECUTIVE OFFICERS

The following is a list of all executive officers of Intel Corporation excluding executive officers who are also directors. Unless otherwise indicated, each officer's business address is 2200 Mission College Boulevard, Santa Clara, California 95052-8119, which address is Intel Corporation's business address.

Name:       Paul S. Otellini
Title:      Executive  Vice  President;  General  Manager,  Intel
            Architecture Business Group

Name:       Gerhard H. Parker
Title:      Executive   Vice  President;  General  Manager,   New
            Business Group

Name:       Andy D. Bryant
Title:      Senior  Vice President, Chief Financial Officer,  and
            Enterprise Services Officer

Name:       Sean M. Maloney
Title:      Senior  Vice President; Director, Sales and Marketing
            Group

Name:       Michael R. Splinter
Title:      Senior  Vice  President; General Manager,  Technology
            and Manufacturing Group

Name:       Albert Y. C. Yu
Title:      Senior     Vice    President;    General     Manager,
            Microprocessor Products Group

Name:       F. Thomas Dunlap, Jr.
Title:      Vice President, General Counsel and Secretary

Name:       Arvind Sodhani
Title:      Vice President, Treasurer

                            EXHIBIT 1


                 COMMON SHARE PURCHASE AGREEMENT

                 COMMON SHARE PURCHASE AGREEMENT

                             BETWEEN

                      INFOINTERACTIVE INC.

                             - and -

                        INTEL CORPORATION

                        February 28, 2000

     THIS AGREEMENT made as of the 28th day of February, 2000.

BETWEEN:

     INFOINTERACTIVE INC., a corporation incorporated pursuant to the laws of Alberta (hereinafter referred to as "IIA")

                                                OF THE FIRST PART

                             - and -

      INTEL CORPORATION, a corporation incorporated pursuant to the laws of Delaware (hereinafter referred to as "Intel")

                                               OF THE SECOND PART

      WHEREAS Intel wishes to subscribe for common shares in the capital of IIA for the subscription price and upon the terms and conditions hereinafter set forth;

     WHEREAS Intel and IIA have entered into a Business Agreement dated as of February 23, 2000 pursuant to which IIA will modify certain IIA software to operate on Intel devices and will, among other things, grant Intel a license to use the modified software; and

       NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the covenants, agreements and premises herein contained and other good and valuable consideration (the receipt and sufficiency whereof being hereby acknowledged by each party), the parties hereto do hereby covenant and agree as follows:

                            ARTICLE 1

                         Interpretation

1.1  Definitions.   In  this Agreement the following  capitalized
terms shall have the respective meanings ascribed thereto:

      (a) "Agreement" means this Agreement and any and all schedules and amendments hereto.

      (b) "Business Agreement" means the Software Development and
Services Agreement dated as of February 23, 2000 between IIA  and
Intel.

     (c) "Claim" and "Claim Notice" have the meanings ascribed to such terms in Section 9.3 herein.

      (d) "Closing" means the completion of the transactions contemplated by this Agreement.

      (e) "Closing Date" means February 28, 2000 or such other date as may be mutually agreed to by the Parties.

      (f)  "Confidentiality and Non Compete Agreement" means  the
Confidentiality and Non Compete Agreement between IIA and its employees in the form attached as Schedule "A" hereto;

      (g)  "Damages"  has the meaning ascribed to  that  term  in
Section 9.1 herein.

      (h) "Encumbrances" means any and all mortgages, pledges, liens, charges, security interests, title retention agreements or arrangements, restrictive covenants, adverse claims, assignments, demands and encumbrances or other arrangement or condition which, in substance, secures payment or performance of an obligation of whatsoever nature and howsoever incurred.

      (i)  "Escrow  Agreement" means the Escrow  Agreement  dated
February 10, 1999 among IIA, certain shareholders of IIA and Montreal Trust Company of Canada.

      (j) "Financial Statement Date" has the meaning ascribed to that term in Section 4.1(r).

      (k) "Holder" shall mean Intel, so long as Intel holds Registrable Securities, and any holder of Registrable Securities to whom the registration rights conferred by the Registration Rights Agreement have been transferred in compliance therewith.

      (l) "Key Personnel" means the following officers and employees of IIA: Bill McMullin, Mike Smith, Patricia Muzyk,
Steve  Murphy, Bob Richardson, Bill Power, Jennifer  Coltman  and
Cheryl Hann.

     (m) "Parties" means IIA and Intel.

      (n) "Place of Closing" means the offices of IIA located at 1550 Bedford Highway, Suite 600, Sun Tower, Bedford, Nova Scotia,
Canada, B4A 1E6, or such other place as may be agreed to by the Parties.

      (o) "Purchase Price" has the meaning ascribed to that term in Section 2.1.

      (p) "Registrable Securities" shall mean (i) the Subscribed Shares and (ii) any common shares in the share capital of IIA issued as a dividend or other distribution with respect to or in exchange for or in replacement of the Subscribed Shares, provided, however, that Registrable Securities shall not include any common shares in the capital of IIA that have previously been registered or which have been sold to the public in a manner which is exempt from registration.

      (q)  "Registration Rights Agreement" means the Registration
Rights Agreement to be dated the Closing Date between IIA and Intel.

     (r) "Rule 144" shall mean Rule 144 as promulgated by the SEC under the U.S. Securities Act, as such Rule 144 may be amended from time to time, or any similar successor rule that may be promulgated by the SEC.

      (s)  "SEC"  shall  mean  the United States  Securities  and
Exchange Commission or any other United Stated federal agency at the time administering the U.S. Securities Act.

      (t) "Stock Option Plan" means the Stock Option Plan of IIA dated January 3, 2000 and all previous stock option plans of IIA.

      (u) "Subscribed Shares" has the meaning ascribed to that term in Section 2.1.

      (v) "Subsidiary" means InterActive Telecom Incorporated, a corporation incorporated under the laws of Nova Scotia.

      (w) "Time of Closing" means 2:00 p.m. (Halifax time) on the Closing Date or such other time as may be agreed to by the Parties.

     (x) "TSE" means The Toronto Stock Exchange.

      (y) "U.S. Exchange Act" shall mean the United States Securities Exchange Act of 1934, as amended, or any similar successor federal statute and the rules and regulations thereunder, all as the same shall be in effect from time to time.

      (z) "U.S. Securities Act" shall mean the Securities Act  of
1933 (United States), as amended, or any similar successor federal statute and the rules and regulations thereunder, all as the same shall be in effect from time to time.

1.2  Currency.   All  references in this Agreement  to  currency,
unless otherwise specified, are in Canadian dollars.

1.3 Gender and Plural. In this Agreement, all references to the masculine gender include the feminine and neuter genders and vice versa and all references to the singular include the plural and vice-versa. The word "shall" has the same meaning in this Agreement as the word "will".

1.4 Business Days. All references in this Agreement to business days are to days excluding Saturdays, Sundays and statutory holidays in Halifax, Nova Scotia.

1.5 Laws. This Agreement shall be governed by and construed in accordance with the laws of Nova Scotia and the federal laws of Canada applicable therein.

1.6 Period of Time. When calculating the period of time within which or following which any act is to be done or step taken pursuant to this Agreement, the date which is the reference date in calculating such period shall be excluded. If the last day of such period is not a business day, the period in question shall end on the next business day.

1.7  Section Headings.  The section and other headings  contained in  this Agreement or in the Schedules are for reference purposes
only   and   shall  not  affect  in  any  way  the   meaning   or
interpretation of this Agreement.

1.8  Schedules.   The  following Schedules  attached  hereto  are
incorporated in this Agreement by reference and are deemed to be a part hereof:

 Schedule            Description             Section Reference
----------           -----------             -----------------

    A       Confidentiality and Non               1.1(f)
            Compete Agreement

    B       Encumbrances                    4.1 (e) and 4.1 (t)

    C       Certificate and Agreement of          5.1(i)
            Institutional Accredited
            Investors

    D       Legal Opinion of Counsel to           8.1(f)
            IIA

    E       Conduct of Business in the            4.1(r)
            Ordinary Course

    F       Material Adverse Changes              4.1(s)

    G       Material Contracts                4.1(v)(ii) and
                                                  4.1(y)

    H       Employment Contracts and        4.1(gg) and 4.1(hh)
            Benefit Plans

    I       Confidential Information              13.2(b)
            Transmittal Record

                            ARTICLE 2

                 Subscription for Common Shares

2.1 Subscription. Subject to the terms and conditions hereof and in particular and without limitation, subject to the closing arrangements set out herein on the Closing Date, Intel shall subscribe for and purchase and IIA shall issue and sell to Intel, 1,803,922 common shares of IIA (the "Subscribed Shares") at a price of $3.825 (Canadian) per share, for an aggregate purchase price of $ 6,900,001.65 (Canadian) (the "Purchase Price"), which shall be paid by Intel to IIA by certified cheque or wire transfer in immediately available funds.

                            ARTICLE 3

                      Closing Arrangements

3.1 Closing. The closing of the purchase of the Subscribed Shares shall occur at the Time of Closing at the Place of Closing and on such date each of the Parties shall execute and deliver such documents and take such steps as may be required to carry out the transactions contemplated in this Agreement.

                            ARTICLE 4

              Representations and Warranties of IIA

4.1   IIA  represents  and  warrants  to  Intel  as  follows  and
acknowledges  and  confirms  that  Intel  is  relying   on   such
representations   and   warranties   in   connection   with   the
transactions contemplated in this Agreement:

       (a)  Incorporation  and  Organization.  Each  of  IIA  and
Subsidiary is duly incorporated under the laws of the jurisdiction of its incorporation and is duly organized, validly existing and in good standing under such laws with the corporate power to own or lease and operate its property and to carry on its business. Each of IIA and Subsidiary is qualified, licensed or registered to carry on business in the jurisdictions where it carries on business. Such jurisdictions include all jurisdictions in which the nature of the assets or the business of IIA and Subsidiary makes such qualification, licensing or registration necessary or where each of IIA and Subsidiary owns or leases any material assets or conducts any material business.

     (b) Authorized Capital - IIA. The authorized capital of IIA consists of an unlimited number of common shares; an unlimited number of First Preferred Shares issuable in series; and an unlimited number of Second Preferred Shares issuable in series; of which as at the close of business on February 23, 2000, 16,442,721 common shares (and no more) have been duly issued and are outstanding as fully paid and non-assessable. At the date hereof, no First Preferred Shares or Second Preferred Shares are issued or outstanding.

     (c) Authorized Capital - Subsidiary. The authorized capital of Subsidiary consists of 40,000 shares, of which 200 shares (and no more) have been duly issued and are outstanding as fully paid and non-assessable (collectively, the "Subsidiary Shares"). All of the Subsidiary Shares have been issued in compliance with all applicable laws, including securities laws.

      (d) Issuance of Subscribed Shares. Upon issuance, (i) the Subscribed Shares will be duly authorized, allotted and issued to Intel from treasury as fully paid and non-assessable common shares, in compliance with all applicable laws, including in compliance with the registration, prospectus delivery and qualification requirements of all applicable securities laws or in compliance with applicable exemptions therefrom, (ii) the Subscribed Shares will be free and clear of all Encumbrances and
(iii) Intel will be the registered and beneficial owner of the Subscribed Shares.

      (e) Title to Subsidiary Shares. IIA is the registered and beneficial owner of all of the issued and outstanding shares of Subsidiary with good title thereto, free and clear of any Encumbrances, except for Encumbrances granted by IIA in favour of the Canadian Imperial Bank of Commerce, as further described in Schedule "B".

      (f) No Pre-Emptive Rights. No person has any rights of first refusal or any pre-emptive rights in connection with the sale and issuance of the Subscribed Shares.

      (g) Registration Rights. Except for registration rights granted by IIA to Intel pursuant to the Registration Rights Agreement, neither IIA nor Subsidiary has granted or agreed to grant any person or entity any rights (including piggyback registration rights) to have any securities of IIA or Subsidiary registered with the SEC or any other governmental authority in the United States or a prospectus filed and cleared with the securities regulatory authorities of any province of Canada.

     (h) Qualification. IIA has the requisite corporate power and capacity to enter into this Agreement and to perform its obligations hereunder.

      (i) Due Authorization. All requisite corporate acts and proceedings have been done and taken by IIA to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder, and requisite corporate acts and proceedings for the authorization, issuance and delivery of the Subscribed Shares to be issued under this Agreement have been done or taken, or shall have been done or taken prior to the Closing Date.

      (j) Validity of Agreement. The execution and delivery of this Agreement and the performance of IIA's obligations hereunder
(i) do not (or would not, with the giving of notice, the lapse of time or the happening of any other event or condition) conflict with, result in breach of or allow any other person to exercise any rights or cause a default under any indenture, mortgage, deed of trust, loan agreement or any other agreement or instrument to which any of IIA or Subsidiary is a party or by which any of IIA or Subsidiary or any of their property or assets is bound, (ii) do not conflict with nor result in a violation of the provisions of IIA's or Subsidiary's articles, by-laws or other constating documents or any resolution of IIA's or Subsidiary's shareholders or directors or any laws applicable to IIA or Subsidiary or any order, rule or regulation of any court or governmental agency or body having jurisdiction over IIA or Subsidiary or any of their property or assets, (iii) will not result in the breach of, or cause the termination or revocation of any authorization, approval or consent held by IIA or Subsidiary necessary to the ownership or operation of their business, and (iv) will not result in the creation of any Encumbrance upon any assets of IIA or Subsidiary.

      (k)  Enforceability of Agreement.  This Agreement has  been duly executed and delivered by IIA and constitutes a legal, valid
and   binding  obligation  of  IIA  enforceable  against  it   in
accordance with its terms.

      (l)  Subsidiaries.   Except  for  Subsidiary,  IIA  has  no
subsidiaries nor is it a party to any agreements of any nature to acquire any subsidiary or any interest in any partnership, corporation or other entity or to acquire or lease any other business operations.

      (m) Business. Each of IIA and Subsidiary is conducting its business in compliance in all material respects with all applicable laws, rules and regulations and is not in breach of any such laws, rules or regulations. Each of IIA and Subsidiary holds all material licenses, certificates, registrations, permits, consents or qualifications required by the appropriate state, provincial, municipal or federal regulatory agencies or bodies necessary in order to enable its business to be carried on as now conducted.

     (n) Options, etc. No person has any option, warrant, right, call, commitment, conversion right, right of exchange or other agreement or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an option, warrant, right, call, commitment, conversion right, right of exchange or other agreement for the purchase, subscription, allotment or issuance of any of the unissued shares in the capital of IIA or Subsidiary or of any unissued securities of IIA or Subsidiary or for the purchase or other acquisition from IIA or Subsidiary of any of their assets, except for sales in the ordinary course and except for (i) share purchase options outstanding from time to time under the Stock Option Plan and (ii) share purchase warrants to acquire an aggregate of 1,929,126 common shares (as at the close of business on February 23, 2000).

      (o) No Consents or Contraventions. Except for the approval of the TSE, the execution and delivery by IIA of this Agreement and the performance of its obligations hereunder:

            (i) does not require any consent, approval, authorization or order of or any filing with or notice to any court or governmental agency or body or any other person except for the filing of a Form 20 with, and payment of the requisite filing fees to, the Nova Scotia Securities Commission within 10 days of Closing, the filing of a Form D with the SEC within 15 days of Closing and the filing of the Form D with the California Securities Commission, along with the requisite filing fees and a consent to service, within 15 days of Closing;

           (ii) will not contravene any statute or regulation binding on IIA.

The offer, sale and issuance of the Subscribed Shares and the acceptance of their subscription in conformity with the terms hereof are exempt from registration and prospectus delivery requirements of applicable securities laws.

      (p) Dissolution. No proceedings are now pending for, and IIA is unaware of any proceedings leading to, the dissolution or winding-up of IIA or Subsidiary or the placing of IIA or Subsidiary in bankruptcy or receivership.

       (q)  Financial  Statements.   The  consolidated  financial
statements of IIA for the year ended December 31, 1998 and the nine months ended September 30, 1999 (the

"Financial Statements") present fairly, accurately and completely, in all material respects, the assets, liabilities and obligations, income, losses, retained earnings or deficit, reserves and financial position of IIA as at the dates thereof and the results of operations and the changes in financial position for the periods then ended in accordance with Canadian generally accepted accounting principles applied on a consistent basis and do not omit to state any material facts that are required by Canadian generally accepted accounting principles or by applicable law to be stated or reflected therein or which is necessary to make the statements contained therein not misleading.

      (r) Conduct of Business in the ordinary course. Except as disclosed in Schedule "E", since September 30, 1999 (the "Financial Statement Date"), each of IIA and Subsidiary has carried on its business in the ordinary course and, without limiting the generality of the foregoing has not:

           (i) made or assumed any commitment, obligation or liability outside the ordinary course;

           (ii) sold or exchanged or otherwise in any way alienated or disposed of any of its assets or rights other than the sale of inventory in the ordinary course;

           (iii) made any loans or advances to any person, other than ordinary advances for travel expenses;

           (iv) entered into any transactions with any officers, directors or employees of IIA or Subsidiary or any entity controlled by any such individuals;

           (v) split, combined or reclassified any of its shares, or issued, redeemed, retired, repurchased or otherwise acquired shares in its capital or any warrants, rights, bonds, debentures, notes or other corporate security, or reserved, declared, made or paid any dividend, or made any other distributions or appropriations of profits or capital;

           (vi) made any change in its accounting principles and practices as utilized in the preparation of the Financial
Statements; or

          (vii) modified its capital structure.

      (s)  No  Material Adverse Change. Since Financial Statement
Date, except as disclosed in Schedule "F", there has not been:

           (i) any damage, destruction or loss, whether or not covered by insurance, materially and adversely affecting the business or the assets, properties, financial condition, operating results or prospects of IIA or Subsidiary (as presently conducted and as presently proposed to be conducted);

           (ii) any waiver by IIA or Subsidiary of a valuable right or of a material debt owed to it;

           (iii) any satisfaction or discharge of any lien, claim or encumbrance or payment of any obligation by IIA or Subsidiary, except such a satisfaction, discharge or payment made in the ordinary course of business that is not material to the business or the assets, properties, financial condition or operating results of IIA or Subsidiary;

           (iv) any material change or amendment to a material contract or arrangement by which IIA or Subsidiary or any of their assets or properties is bound or subject, except for changes or amendments which are expressly provided for or disclosed in this Agreement;

          (v) any material change in any compensation arrangement or agreement with any present or prospective employee, contractor or director of IIA or Subsidiary not approved by the directors of IIA or Subsidiary, respectively, other than increases in employee compensation in the ordinary course of business; or

           (vi)  to  the  knowledge of IIA, any  other  event  or
condition  of any character which would materially and  adversely
affect   the  business  or  the  assets,  properties,   financial
condition or operating results of IIA or Subsidiary.

      (t) Title to Assets. Except for the Encumbrances in favour of the Canadian Imperial Bank of Commerce, Maritime Office Equipment Rental Ltd. and Steelcase Financial Services Ltd., as further described in Schedule "B", each of IIA and Subsidiary owns (with good title) all of the properties and assets (whether real, personal or mixed and whether tangible or intangible) that it purports to own including all the properties and assets reflected as being owned by IIA and Subsidiary in the Financial Statements. Each of IIA and Subsidiary has legal and beneficial ownership of such assets, free and clear of any Encumbrances, except as provided above. The assets of each of IIA and Subsidiary include all rights and property necessary to conduct its business substantially in the manner presently carried on by it. Each of IIA and Subsidiary are in compliance with all material terms and conditions of leases of property or assets by IIA or Subsidiary, respectively, and, to the best of IIA's knowledge, each of IIA and Subsidiary holds valid leasehold interests in such property and assets, free and clear of any Encumbrances, except as provided above.

     (u) Insurance. Each of IIA and Subsidiary maintains fire and casualty insurance policies with extended coverage, sufficient in amount (subject to reasonable deductibles) to allow it to replace any of its properties that might be damaged or destroyed.

     (v) Intellectual Property Rights.

           (i) Ownership. Each of IIA and Subsidiary has full title and ownership of, or has license to, all patents, patent applications, trademarks, service marks, trade names, copyrights, moral rights, maskworks, trade secrets, confidential and proprietary information, compositions of matter, formulas, designs, proprietary rights, know-how and processes (all of the foregoing collectively hereinafter referred to as the "Intellectual Property") necessary to enable IIA and Subsidiary to carry on their business as now conducted and as proposed to be conducted, without any conflict with or infringement of the rights of others. To the knowledge of IIA, no third party has any ownership right, title, interest, claim in or lien on any of IIA's or Subsidiary's Intellectual Property and each of IIA and Subsidiary has taken, and in the future each of IIA and
Subsidiary will use its best efforts to take, all steps reasonably necessary to preserve its legal rights in, and the secrecy of, all its Intellectual Property, except those for which disclosure is required for legitimate business or legal reasons.

           (ii) Licenses; Other Agreements. Except as disclosed in Schedule "G", neither IIA nor Subsidiary has granted and, to the knowledge of IIA, there are not outstanding, any options, licenses or agreements of any kind relating to any Intellectual Property of either of IIA or Subsidiary, nor is any of IIA or
Subsidiary  bound  by  or  a  party to  any  option,  license  or agreement of any kind with respect to any of IIA's or Subsidiary's Intellectual Property, other than licenses of IIA's or Subsidiary's Intellectual Property which form part of the sale by either of IIA or Subsidiary of its products or services to customers in the ordinary course of business. Except for the use of products with standard off-the-shelf, "shrink wrap" licenses, neither IIA nor Subsidiary is obligated to pay any royalties or other payments to third parties with respect to the marketing, sale, distribution, manufacture, license of any product or use of any Intellectual Property.

           (iii) No Infringement. To the knowledge of IIA, neither IIA nor Subsidiary has violated or infringed, or is currently violating or infringing, and has not received any communications alleging that either IIA or Subsidiary (or any of its employees or consultants) has violated or infringed or, by conducting their business as proposed, would violate or infringe, any Intellectual Property of any other person or entity.

           (iv) No Breach by Employee. IIA is not aware that any employee or consultant of IIA or Subsidiary is obligated under any agreement (including licenses, covenants or commitments of any nature) or subject to any judgment, decree or order of any court or administrative agency, or any other restriction that would interfere with the use of his or her best efforts to carry out his or her duties for IIA, Subsidiary or their business or to promote the interests of IIA or Subsidiary or that would conflict with their business as proposed to be conducted. The carrying on of IIA's or Subsidiary's business by the employees and contractors of IIA or Subsidiary and the conduct of IIA's or Subsidiary's business as presently proposed, will not, to the knowledge of IIA, conflict with or result in a breach of the terms, conditions or provisions of, or constitute a default under,  any contract, covenant or instrument under which  any  of such
employees or contractors of IIA or Subsidiary is now obligated. IIA does not believe it is or will be necessary to utilize in IIA's or Subsidiary's business any inventions of any employees of IIA or Subsidiary (or persons it currently intends to hire) made prior to their employment by either IIA or Subsidiary. At no time during the conception of any of IIA's or Subsidiary's Intellectual Property was any developer, inventor or other contributor to such patents operating under any grants from any governmental entity or agency or private source, performing research sponsored by any governmental entity or agency or private source or subject to any employment agreement or invention assignment or nondisclosure agreement or other obligation with any third party that could adversely affect IIA's or Subsidiary's rights in such Intellectual Property.

      (w) Year 2000 Compliance. All the software that forms part of the business and that is owned, developed or used by IIA or Subsidiary, including, without limitation, hardware and data used, in whole or in part in, or required for, the carrying on of the business in the manner heretofore carried on, are designed to be used during and after the calendar year 2000 A.D. and will operate during each such time period without interruption and without error, in any material respect, relating to or arising from date-related data. Without limiting the foregoing, the said software will correctly and adequately, in all material respects,
(i) manage and manipulate data involving dates, including single-century formulas and multi-century formulas, and will not cause an abnormally ending scenario within the application or generate incorrect values or invalid results involving either single-century formulas or multi-century formulas, (ii) provide that all date-related user interface functionalities and data fields include the indication of century, and (iii) provide that all date-related data interface functionalities include the indication of century.

      (x) Tax and Government Returns. Each of IIA and Subsidiary has filed or caused to be filed, within the times and within the manner prescribed by law, all federal, provincial, local and foreign tax returns and tax reports which are required to be filed by or with respect to it (including any and all available tax elections). The information contained in such returns and reports is correct and complete and such returns and reports reflect accurately all liability for taxes of IIA and Subsidiary, respectively, for the periods covered thereby. All federal, provincial, local and foreign income, profits, franchise, sales, use, occupancy, excise and other taxes and assessments,
(including interest and penalties) ("Tax" or, collectively "Taxes") that are or may become payable by or due from IIA or Subsidiary have been fully paid or fully disclosed and fully provided for in the books and records and in the Financial Statements. To the best of IIA's knowledge, no examination or audit of any tax return of IIA or Subsidiary is currently in progress. There are no outstanding agreements or waivers extending the statutory period or providing for an extension of time with respect to the assessment or re-assessment of Tax or the filing of any tax return, or any payment of any Tax, by IIA or Subsidiary in respect of Taxes or any matters under discussion with any governmental entity relating to Taxes. Each of IIA and Subsidiary has withheld from each payment made by it the amount of all Taxes and other deductions required to be withheld therefrom and has paid all such amounts to the proper taxing or other authority within the time prescribed under any applicable laws. Each of IIA and Subsidiary has collected from each receipt from any of the past and present customers the amount of all Taxes (including goods and services tax and provincial sales taxes required to be collected and has paid and remitted such Tax when due in the form required under the appropriate legislation or made adequate provision for the payment of such amounts to the proper receiving authorities.

      (y) Contracts. Other than as disclosed in Schedule "G" hereto, there are no agreements, contracts, leases, licenses, instruments, commitments (oral or written), indebtedness, liabilities and other obligations to which either IIA or Subsidiary is a party or by which any of them are bound that are
(i) material to the conduct and operations of IIA's or Subsidiary's business, (ii) involve any of the officers, consultants, directors, employees or shareholders of IIA or Subsidiary in their capacities as such, or (iii) obligate IIA or Subsidiary to share, license or develop any product or technology. Copies of such agreements, contracts and documentation evidencing such liabilities and other obligations have been made available for inspection by Intel and its counsel. Neither IIA nor Subsidiary is in default under or in breach of, in any material respect, any material contract to which it is a party and there exists no state of facts which, after notice or lapse of time or both or otherwise, would constitute a default under or breach of, in any material respect, any of its material contracts. All of IIA's and Subsidiary's material contracts are in good standing and in full force and effect.

      (z) Books and Records. All accounts, books, ledgers and official and other records of whatsoever kind have been fully, properly and accurately kept and completed for each of IIA and Subsidiary and there are no material inaccuracies or discrepancies of any kind contained or reflected therein.

      (aa) Minute Books. The minute books of each of IIA and Subsidiary contain accurate and complete copies of its constating documents (and any and all amendments thereto) and by-laws. There are no outstanding applications or filings which would alter in any way the constating documents or corporate status of IIA or Subsidiary.

       (bb) Litigation. There are no judgments, decrees, injunctions, rules, executions or orders of any court, governmental department, commission, agency, instrumentality or arbitration outstanding against IIA or Subsidiary or to which IIA or Subsidiary is a party or subject to its provisions, and there are no suits, actions or legal, administrative, arbitration or other proceedings or governmental investigations (each an "Action") affecting the business, operations, prospects, property or affairs of IIA or Subsidiary pending or threatened against IIA, Subsidiary, their property or the conduct of their business or, to the knowledge of IIA, against any officer, director or employee of IIA or Subsidiary in connection with such officer's, director's or employee's relationship with or actions taken on behalf of IIA or Subsidiary. To the knowledge of IIA, there is no factual or legal basis for any such Action that might result, individually or in the aggregate, in any material adverse change in the business of IIA or Subsidiary or their properties, assets, financial condition, affairs or prospects. By way of example but not by way of limitation, there are no Actions pending or, to the knowledge of IIA, threatened
(or  any  basis  therefor known to IIA)  relating  to  the  prior employment of any of IIA's or Subsidiary's employees or consultants, their use in connection with IIA's or Subsidiary's business of any information, technology or techniques allegedly proprietary to any of their former employers, clients or other parties. There is no Action initiated by IIA or Subsidiary currently pending or which IIA or Subsidiary intends to initiate.

      (cc) Condition of Assets. All tangible personal property, facilities, hardware, and equipment owned or leased and used by each of IIA and Subsidiary in connection with its business are in good operating condition and in a state of good repair and maintenance, reasonable wear and tear excepted.

     (dd) No Liabilities, etc. There are no material liabilities of IIA or Subsidiary, contingent or otherwise, existing on the date hereof in respect of which IIA or Subsidiary may be liable on or after the Closing Date other than: (i) liabilities (including liabilities for unpaid Taxes) disclosed on, reflected in or provided for in the Financial Statements; and (ii) liabilities incurred in the ordinary course of business since the Financial Statement Date in a manner and at a level consistent with prior periods.

      (ee) Environmental Matters. Each of IIA and Subsidiary in connection with its business has at all times, conducted, held and used, and is continuing to conduct, hold and use, its affairs, business and properties in accordance with all applicable laws relating in whole or in part to the environment or its protection.

      (ff) Shareholder Agreement. Except for the Registration Rights Agreement and the Escrow Agreement, neither IIA nor Subsidiary is a party to or is bound by any shareholders' agreement or by any other agreement, contract, indenture or instrument which restricts the ability of IIA or Subsidiary, respectively, to issue shares or other securities, or restricts or would have the effect of restricting the ability of Intel or any other shareholder of IIA to transfer any shares in the capital of IIA.

     (gg) Employees.

          (i) Each of IIA and Subsidiary in connection with their business has complied with all applicable laws relating to employment matters, including, without limitation, any provisions thereof relating to wages, hours and collective bargaining.

           (ii) Schedule "H" describes all material written employment, service, union, agency, consulting, termination and severance contracts and agreements entered into by each of IIA or Subsidiary in connection with its business with or for any or all of its present or past shareholders, directors, officers, employees and agents. Except as described in Schedule "H", there are no officers of IIA or Subsidiary in connection with their respective business who are entitled to a specific notice of termination, terms of termination or fixed term of employment or who cannot be dismissed upon such notice as required by law.

      (hh) Benefit Plans. Except (i) as generally described Schedule "H", (ii) for the Stock Option Plan and (iii) for employee health and dental plans usual for companies such as IIA or Subsidiary, neither IIA nor Subsidiary, in connection with its business, is a party to any pension, retirement, bonus, profit sharing, compensation, incentive, stock purchase, stock option, stock appreciation, severance, change of control, savings, thrift, insurance, medical, hospitalization, disability, death or other similar program, or practice providing directors, officers, shareholders or employee benefits.

      (ii) Interested Party Transactions. Except as disclosed in Schedule "H", the Escrow Agreement and options issued pursuant to the Stock Option Plan, to the knowledge of IIA, no officer or director of IIA or Subsidiary, and no "affiliate" or "associate" of any such person has had, either directly or indirectly, a material interest in: (i) any person or entity which purchases from or sells, licenses or furnishes to IIA or Subsidiary any goods, property, technology, intellectual or other property rights or services; or (ii) any contract or agreement to which IIA or Subsidiary is a party or by which it may be bound or affected.

      (jj) Option Plans. All option plans and share purchase plans of IIA, including the Stock Option Plan, provide that options may be granted with such vesting periods as may be determined by the board of directors of IIA (or a committee thereof) before such options granted to the participants of such plans can be exercised. Subsidiary does not have any stock option plans.

      (kk) Full Disclosure. Neither this Agreement nor any certificate or statement in writing which has been supplied by or on behalf of IIA or Subsidiary or by any of the directors, officers or employees of IIA or Subsidiary in connection with the transactions contemplated hereby contains any untrue statement of a material fact, or omits any statement of a material fact necessary in order to make the statements contained herein or therein not misleading. There is no fact known to IIA or Subsidiary which may materially and adversely affect the affairs, businesses, prospects, operations or conditions of IIA or Subsidiary, financial or otherwise, or the business or the assets of IIA or Subsidiary which has not been disclosed to Intel.

     (ll) Broker's Fees. There is no person, firm or corporation acting or purporting to act at the request of IIA or any shareholder, who is entitled to any brokerage or finder's fee in connection with the transactions contemplated herein.

                            ARTICLE 5

             Representations and Warranties of Intel

5.1 Intel represents and warrants to IIA as follows and acknowledges that IIA is relying on such representations and warranties in entering into this Agreement:

       (a) Incorporation and Organization. Intel is duly incorporated under the laws of Delaware and is duly organized, validly existing and in good standing under such laws with the corporate power to own or lease and operate its property and to carry on business.

      (b) Qualification. Intel has the requisite corporate power and capacity to enter into this Agreement and to perform its obligations hereunder.

      (c) Due Authorization. All requisite corporate acts and proceedings have been done and taken by Intel to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder.

      (d) Validity of Agreement. The execution and delivery of this Agreement and the performance of Intel's obligations hereunder (i) do not (or would not, with the giving of notice, the lapse of time or the happening of any other event or condition) conflict with, result in a breach of or cause a default or allow any other person to exercise any rights under any indenture, mortgage, deed of trust, loan agreement or any other agreement or instrument to which Intel is a party or by which Intel or any of its property or assets is bound and (ii) do not conflict with nor result in any violation of the provisions of Intel's articles, by-laws or other constating documents or any resolution of Intel's shareholders or directors or any laws of Intel's jurisdiction of incorporation or any order, rule or regulation of any court or governmental agency or body having jurisdiction over Intel or any of its property or assets.

      (e) Enforceability of Agreement. This Agreement has been duly executed and delivered by Intel and constitutes a legal, valid and binding obligation of Intel enforceable against Intel in accordance with its terms.

      (f) Broker's Fees. There is no person, firm or corporation acting or purporting to act at the request of Intel who is entitled to any brokerage or finder's fee in connection with the transactions contemplated herein.

      (g) Intel as Principal.  Intel is purchasing the Subscribed
Shares as principal for its own account, not for the benefit of any other person, and not with a view to the resale or distribution of all or any of the Subscribed Shares.

      (h) Securities Exemptions. Intel acknowledges that the Subscribed Shares will be issued to it pursuant to exemptions from the prospectus and registration requirements of applicable securities laws in Canada and the United States and that such securities laws (including the requirements of the TSE) provide restrictions on the ability of Intel to resell the Subscribed Shares.

      (i) U.S. Securities Matters. Intel has executed this Agreement in the United States, has concurrently executed and delivered a Certificate and Agreement of Institutional Accredited Investor in the form attached as Schedule "C" to this Agreement and has been afforded an opportunity to obtain and has received all information reasonably requested by it which IIA possesses or can acquire without unreasonable effort or expense. Intel understands that the Subscribed Shares have not been and will not be registered under the U.S. Securities Act or any applicable state securities laws, and that the sale contemplated hereby is being made in reliance on a private placement exemption from such registration requirements.

                            ARTICLE 6

           Survival of Representations and Warranties

6.1 Survival of Representations and Warranties. All representations and warranties of the Parties contained in this Agreement or contained in any agreement, certificate or other document delivered or given pursuant to this Agreement (except in respect of a breach thereof which has been disclosed in writing by or for the benefit of a Party to the other Party and waived in writing by the other Party prior to the Time of Closing on the Closing Date) shall survive the Closing and, notwithstanding any investigation made by or on behalf of the other Party with respect thereto.

                            ARTICLE 7

                   Covenants of IIA and Intel

7.1 IIA's Covenants.  IIA covenants with Intel as follows:

      (a) Confidentiality and Non Compete Agreement. IIA shall use best reasonable efforts to cause its Key Employees and all other employees of IIA to execute and deliver to IIA a Confidentiality and Non Compete Agreement in the form of Schedule A prior to the Time of Closing.

     (b) Use of Funds. IIA shall apply the net proceeds received by IIA from the sale of the Subscribed Shares to Intel to modify the IIA Internet Call Manager and Flexline software to operate on the Linux operating system and to develop these and other new services for the Intel Web appliance and set-top box platforms.

       (c)   Fulfillment  of  Conditions.   IIA  shall  use  best
reasonable efforts to cause the conditions specified in Article 8 herein to be satisfied or fulfilled on or prior to the

Closing Date, without prejudice to Intel's rights and remedies under this Agreement in the event that any such condition is not satisfied or fulfilled.

      (d) Ordinary Course. From the date hereof to the Time of Closing, IIA shall, and shall cause Subsidiary to, conduct its business in the ordinary course and, without limiting the generality of the foregoing, neither IIA nor Subsidiary shall (without the prior written consent of Intel, not to be unreasonably withheld):

           (i) make or assume any commitment, obligation or liability which is outside the ordinary course;

           (ii) sell or otherwise in any way alienate or dispose of any of its assets, other than in the ordinary course;

           (iii) make any loans or advances to any person, other than ordinary advances for travel expenses;

           (iv) except for the issuance of stock options pursuant to the Stock Option Plan, enter into any transactions with any officers, directors or employees of IIA or Subsidiary or any entity controlled by any such individuals;

           (v) except for the issuance of stock options pursuant to the Stock Option Plan and the issuance of common shares pursuant to the exercise of stock options or share purchase warrants, split, combine or reclassify any of its shares, or issue, redeem, retire, repurchase or otherwise acquire shares in its capital or any warrants, rights, bonds, debentures, notes or other corporate security, or reserve, declare, make or pay any dividend, or make any other distributions or appropriations of profits or capital;

           (vi) make any change in its accounting principles and practices as utilized in the preparation of the Financial
Statements, other than in the ordinary course; or

          (vii) modify its capital structure.

      (e) Access. IIA shall, from the date hereof to the Time of Closing, (i) permit Intel and its employees, counsel, accountants or other representatives without undue interference to the ordinary conduct of the business of IIA and Subsidiary, to have reasonable access during normal business hours and upon reasonable notice to (w) the premises of IIA and Subsidiary, (x) the assets and in particular, to any information, including all books and records whether retained by IIA and Subsidiary or otherwise, (y) all contracts, and (z) the senior personnel of IIA and Subsidiary, and (ii) furnish to Intel or its employees, counsel, accountants or other representatives such financial and operating data and other information with respect to the assets and business of IIA and Subsidiary as Intel shall from time to time reasonably request.

     (f) Rule 144 Reporting. With a view to making available the benefits of certain rules and regulations of the SEC that may permit the sale of the Registrable Securities to the public without registration, IIA agrees to use its best efforts to:

           (i)  make  and  keep public information regarding  IIA
available as those terms are understood and defined in  Rule  144 under the U.S. Securities Act at all times;

           (ii) file with the SEC in a timely manner all reports and other documents required of IIA under the U.S. Exchange Act;
and

           (iii) so long as a Holder owns any Registrable Securities, furnish the Holder, upon written request, with a written statement by IIA as to its compliance with the reporting requirements of Rule 144 and of the U.S. Exchange Act, a copy of the most recent annual or quarterly report of IIA and such other reports and documents so filed as the Holder may reasonably request in availing itself of any rule or regulation of the SEC allowing the Holder to sell any such securities without registration.

7.2 Intel's Covenants.  Intel covenants with IIA as follows:

      (a) Regulatory Requirements. If required by applicable securities legislation or policies in Canada or the United States, or by any securities regulatory body, including the TSE, Intel will execute, deliver, file and otherwise assist IIA in filing such reports, questionnaires, undertakings and other documents with respect to the issue of the Subscribed Shares to Intel, including, without limitation, the Private Placement Questionnaire and Undertaking required by the TSE.

      (b) Fulfillment of Conditions. Intel shall use best reasonable efforts to cause the conditions specified in Article 8 herein to be satisfied or fulfilled on or prior to the Closing Date without prejudice to IIA's rights and remedies under this Agreement in the event that any such condition is not satisfied or fulfilled.

7.3  Filings  and Required Consents.  Each of IIA and  Intel,  as
promptly as practicable after the execution of this Agreement, will (i) make, or cause to be made, all such filings and submissions under all laws applicable to it, as may be required for it to consummate the issuance and subscription of the Subscribed Shares in accordance with the terms of this Agreement and any applicable laws, including securities laws of Nova Scotia, and (ii) use its best efforts to obtain, or cause to be obtained, all required consents necessary to be obtained by it in order to consummate such subscription. IIA and Intel will coordinate and cooperate with one another in exchanging such information and supplying such assistance as may be reasonably requested by each in connection with the foregoing including, without limitation, providing each other with all notices and information supplied to or filed with any governmental entity (except for notices and information which IIA or Intel, in each case acting reasonably, considers highly confidential and sensitive which may be filed on a confidential basis), and all notices and correspondence received from any governmental entity.

7.4 Notice of Untrue Representation or Warranty. IIA shall promptly notify Intel, and Intel shall promptly notify IIA, upon any representation or warranty made by it contained in this Agreement becoming untrue or incorrect between the date hereof and the Time of Closing. Any such notification shall set out particulars of the untrue or incorrect representation or warranty and details of any actions being taken by IIA or Intel, as the case may be, to rectify that state of affairs.

                            ARTICLE 8

                      Conditions to Closing

8.1 Intel's Conditions. The obligations of Intel to complete the subscription for the Subscribed Shares on the Closing Date shall be subject to the satisfaction or fulfillment at or before the Time of Closing of each of the following conditions:

     (a) Representations and Warranties. The representations and warranties of IIA set forth in this Agreement shall be true and correct as at the Time of Closing as if made at the Time of Closing and IIA shall have delivered to Intel a certificate to that effect dated as at the Closing Date.

      (b) Performance of Covenants. IIA shall have fulfilled or complied with all covenants contained in this Agreement to be fulfilled or complied with by it at or prior to the Closing Date, and IIA shall have executed and delivered to Intel a certificate to that effect. The receipt of such certificate and the Closing shall not constitute a waiver by Intel of any of the covenants of IIA which are contained in this Agreement.

      (c) Required Consents. All required consents shall have been obtained on terms acceptable to Intel, acting reasonably.

      (d) Deliveries. IIA shall deliver or cause to be delivered to Intel the following in form and substance satisfactory to Intel, acting reasonably:

           (i)  share  certificates representing  the  Subscribed
Shares;

           (ii) certified copies of all resolutions of the board of directors of IIA approving the entering into and completion of the transactions contemplated by this Agreement;

            (iii) a certificate of status, compliance, good standing or like certificate with respect to IIA issued by appropriate government officials of its respective jurisdiction of incorporation and of each jurisdiction in which IIA carries on its business; and

           (iv) the certificate referred to in Section 8.1(a) and
(b);

     (e) No Proceeding.  No action or proceeding shall be pending or  threatened  by any person to enjoin, prohibit  or  materially
restrict   Intel  from  consummating  any  of  the   transactions
contemplated herein.

      (f) Closing Documents. IIA shall have delivered to Intel all closing documentation in connection with the completion of the transactions contemplated hereby as reasonably required by Intel which shall be satisfactory to Intel, acting reasonably, including for greater certainty and without limitation, the Business Agreement and the Registration Rights Agreement.

       (g) Due Diligence. Intel shall have completed its investigation into the books, records and affairs of IIA and such investigations shall not have disclosed any matter which Intel considers to be material to its decision to acquire the Subscribed Shares.

      (h) TSE Approval. The TSE shall have accepted IIA's notice with respect to the issuance of the Subscribed Shares to Intel and the completion of the transactions contemplated by this Agreement and the Subscribed Shares shall have been approved for listing on the TSE.

      (i) Legal Opinion. Intel shall have received an opinion of Bennett Jones, solicitors to IIA, as to the matters set out in Schedule "D" hereto, satisfactory to Intel, acting reasonably.

      (j)  Confidentiality and Non Compete  Agreement.   All  Key
Personnel   shall   have   executed   and   delivered   to    IIA
Confidentiality and Non Compete Agreements in the form of Schedule "A".

The foregoing conditions are for the exclusive benefit of Intel and Intel shall be entitled to waive compliance with same in whole or in part in its sole discretion without prejudice to any of its rights under this Agreement in the event of non-performance of any other condition in whole or in part.

8.2 IIA's Conditions. The obligation of IIA to complete the issuance of the Subscribed Shares on the Closing Date shall be subject to the satisfaction or fulfillment at or before the Closing Date of each of the following conditions:

     (a) Representations and Warranties. The representations and warranties of Intel set forth in this Agreement shall be true and correct as at the Time of Closing as if made at the Time of Closing and Intel shall have delivered to IIA a certificate to that effect dated as at the Closing Date.

     (b) Performance of Covenants. Intel shall have fulfilled or complied with all covenants contained in this Agreement to be fulfilled or complied with by it at or prior to the Closing Date, and Intel shall have executed and delivered to IIA a certificate to that effect. The receipt of such certificate and the Closing shall not constitute a waiver by IIA of any of the covenants of Intel which are contained in this Agreement.

     (c) No Proceeding.  No action or proceeding shall be pending or  threatened  by any person to enjoin, prohibit  or  materially
restrict   IIA   from  consummating  any  of   the   transactions
contemplated herein.

      (d) Closing Documents. Intel shall have delivered to IIA all closing documentation in connection with the completion of the transactions contemplated hereby as reasonably required by IIA which shall be satisfactory to IIA, acting reasonably, including for greater certainty and without limitation, the Business Agreement and the Registration Rights Agreement.

      (e) TSE Approval. The TSE shall have accepted IIA's notice with respect to the issuance of the Subscribed Shares to Intel and the completion of the transactions contemplated by this Agreement and the Subscribed Shares shall have been approved for listing on the TSE.

The foregoing conditions are for the exclusive benefit of IIA and IIA shall be entitled to waive compliance with same in whole or in part in its sole discretion without prejudice to any of its rights under this Agreement in the event of non-performance of any other condition in whole or in part.

8.3 Waiver.

      (a) No waiver of any of the provisions of this Agreement shall be deemed to constitute a waiver of any other provision (whether or not similar), nor shall such waiver be binding unless executed in writing by the party to be bound by the waiver.

      (b) No failure on the part of IIA or Intel to exercise, and no delay in exercising any right under this Agreement shall operate as a waiver of such right; nor shall any single or partial exercise of any such right preclude any other or further exercise of such right or the exercise of any other right.

8.4 Notice of Unfulfilled Condition. If any Party shall determine at any time prior to the Closing Date that it intends to refuse to consummate the transactions contemplated hereunder because of an unfulfilled or unperformed condition precedent contained herein on the part of the other Party to be fulfilled or performed, such Party shall so notify the other Party forthwith upon making such determination to the end that such other Party shall have the right and opportunity to take such steps at its own expense as may be necessary for the purpose of fulfilling or performing such condition precedent prior to the Closing Date.

                            ARTICLE 9

                         Indemnification

9.1 By IIA. IIA shall indemnify, defend, save and hold harmless Intel and its officers and directors from and against any and all claims, damages, costs, losses, liabilities, judgments, lawsuits and expenses, including, without limitation, lawyers' fees (on a solicitor/client basis) and disbursements, experts' fees and all amounts paid in investigation, defense, audit or settlement of any of the foregoing (herein, "Damages"), incurred in connection with, arising out of, resulting from or incident to
(i) any breach of any representation or warranty, or the inaccuracy of any representation or warranty, made by IIA in or pursuant to this Agreement; or (ii) any breach of any covenant or agreement made by IIA in or pursuant to this Agreement.

9.2 By Intel. Intel shall indemnify and save and hold harmless IIA and its officers and directors, from and against any and all Damages incurred in connection with, arising out of, resulting from or incident to (i) any breach of any representation or warranty, or the inaccuracy of any representation or warranty, made by Intel in or pursuant to this Agreement; or (ii) any breach of any covenant or agreement made by Intel in or pursuant to this Agreement.

9.3 Defense of Claims. If a claim for Damages (a "Claim") is to be made by a party entitled to indemnification hereunder against the indemnifying party, the party claiming such indemnification shall give written notice (a "Claim Notice") to the indemnifying party as soon as practicable after the party entitled to indemnification becomes aware of any fact, condition or event which may give rise to Damages for which indemnification may be sought hereunder. The Claim Notice shall include the amounts the indemnified party believes in good faith are subject to indemnification and a brief basis of the claim. The indemnified party may revise its estimate of any claim by notice to the other party.

9.4 Third Party Claims. If any action is filed against any party entitled to the benefit of indemnity hereunder, written notice thereof shall be given to the indemnifying party as promptly as practicable (and in any event within fifteen (15) calendar days after the service of the statement of claim, citation or summons). The failure of any indemnified party to give timely notice hereunder shall not affect rights to indemnification hereunder, except to the extent that the indemnifying party demonstrates actual damage caused by such failure. After such notice, if the indemnifying party shall acknowledge in writing to the indemnified party that the indemnifying party shall be obligated under the terms of its indemnity hereunder in connection with such lawsuit or action, then the indemnifying party shall be entitled, if it so elects, (i) to take control of the defense and investigation of such lawsuit or action, (ii) to employ and engage lawyers of its own choice (which shall be reasonably acceptable to the indemnified party) to handle and defend the same, at the indemnifying party's cost, risk and expense unless the named parties to such action or proceeding include both the indemnifying party and the indemnified party and the indemnified party has been advised in writing by counsel that there may be one or more legal defenses available to such indemnified party that are different from or additional to those available to the indemnifying party, in which case the indemnified party shall be able to retain its own counsel at the reasonable expense of the indemnifying party), and (iii) to compromise or settle such Claim, which compromise or settlement shall be made only with the written consent of the indemnified party, such consent not to be unreasonably withheld. If the indemnifying party fails to assume the defense of such Claim within fifteen (15) calendar days after receipt of the Claim Notice, the indemnified party against which such Claim has been asserted will (upon delivering notice to such effect to the indemnifying party) have the right to undertake, at the indemnifying party's cost and expense, the defense, compromise or settlement of such Claim on behalf of and for the account and risk of the indemnifying party. In the event the indemnified party assumes the defense of the Claim, the indemnified party will keep the indemnifying party reasonably informed of the
progress  of  any  such defense, compromise or  settlement.   The
indemnifying party shall be liable for any settlement of any action effected pursuant to and in accordance with this Section 9.4 and for any final judgment (subject to any right of appeal), and the indemnifying party agrees to indemnify and hold harmless an indemnified party from and against any Damages by reason of such settlement or judgment.

                           ARTICLE 10

            Public Announcements and Confidentiality

10.1 Public Announcements. Except as may be required by law, the Parties hereto shall not issue any press release or public announcement, including announcements by any Party for general reception by or dissemination to employees, agents, or customers, with respect to this Agreement, the Business Agreement, the Registration Rights Agreement and any other transactions contemplated by this Agreement without the prior consent of the other Party (which consent shall not be withheld unreasonably.

10.2 Confidentiality. Confidential Information (as defined below) shall not be disclosed by any party hereto to any third party except in accordance with this Article 10. For purposes of this Agreement, the term "Confidential Information" refers to the following items: (A) the existence of this Agreement and the Business Agreement, and (B) the terms and provisions of this Agreement and the Business Agreement, provided, however, that Confidential Information shall not include any information that was (a) publicly known and generally available in the public domain prior to its disclosure, (b) becomes publicly known and generally available in the public domain through no action or inaction on the part of a party hereto or (c) becomes publicly known by written consent or other action of the parties hereto.

10.3 Permitted Disclosures. Notwithstanding the foregoing, (i) any party may disclose any of the Confidential Information to its current or bona fide prospective investors, employees, investment bankers, lenders, accountants and attorneys, in each case only where such persons or entities are under appropriate nondisclosure obligations (IIA shall be responsible for any failure of any such person to comply with the provisions of this
Section 10.3(i)); and (ii) Intel may disclose its investment in IIA and other Confidential Information to third parties or to the public at its sole discretion and, if it does so, IIA shall have the right to disclose to third parties any such information disclosed in a press release or other public announcement by Intel.

10.4 Legally Compelled Disclosure. Except to the extent required by law or judicial or administrative order or except as provided herein, IIA shall not disclose any Confidential Information without Intel's prior written approval; provided, however, that IIA may disclose any Confidential Information to the extent required by law or judicial or administrative order or by the TSE, provided that IIA will notify Intel promptly before such disclosure and will cooperate with Intel to seek confidential treatment with respect to the disclosure if requested by Intel to the maximum extent, in the reasonable judgment of counsel of IIA, possible under law. Notwithstanding the foregoing provisions or any other provision to the contrary, IIA agrees that, except to the extent required by law or judicial or administrative order, IIA will not file this Agreement or the Business Agreement with any governmental authority or any regulatory body; provided, however, that to the extent required under securities law, regulation or the rules and administrative policies of securities regulatory authorities having jurisdiction, including the TSE (the "Rules and Regulations"), upon the advice of counsel, IIA may (A) file this Agreement as an exhibit or ancillary disclosure to any filing required to be made by IIA under the Rules and

Regulations, (B) identify Intel as "Intel Corporation" and (C) describe the material terms of Intel's investment. IIA agrees that it will provide Intel with drafts of any documents, press releases or other filings (including the filing permitted by the proviso of the immediately preceding sentence) in which IIA desires to disclose this Agreement, the Business Agreement, the transactions contemplated hereby or any other Confidential Information, at least three (3) business days prior to the filing or disclosure thereof, and that it will make any changes to such materials as reasonably requested by Intel unless advised by counsel that the Rules and Regulations or any other provisions of law or regulation require otherwise.

10.5 The provisions of this Article 10 shall be in addition to, and not in substitution for, the provisions of any separate nondisclosure agreement executed by any of the parties hereto with respect to the transactions contemplated hereby. The Parties shall continue to be bound by the confidentiality provisions of the Confidentiality and Nondisclosure Agreement number 127398 dated April 15, 1999 between IIA and Intel and any Confidential Information Transmittal Records provided in connection therewith.

                           ARTICLE 11

                              Costs

11.1 Costs. Except as provided in Section 11.2, all legal, tax and other costs and expenses incurred by a Party in connection with the preparation of this Agreement, the Business Agreement and the Registration Rights Agreement and the consummation of the transactions contemplated herein and therein shall be paid by the Party incurring such expenses.

11.2 Intel Legal Fees.  IIA agrees to pay to Intel on the Closing
Date  the  sum  of  $15,000 (U.S.) to reimburse Intel  for  legal
expenses   incurred   in   connection   with   the   transactions
contemplated by this Agreement.

                           ARTICLE 12

                           Termination

12.1  Events of Termination.  Subject to Section 12.2 below, this
Agreement  and  the  transactions  contemplated  hereby  may   be
terminated and abandoned:

      (a) at any time prior to the Closing, by mutual written consent of IIA and Intel;

      (b) by Intel, if a condition precedent to its performance set forth in Section 8.1 shall not be satisfied or waived at the Time of Closing;

      (c) by IIA, if a condition precedent to its performance set forth in Section 8.2 shall not be satisfied or waived at the Time of Closing; or

      (d) by either Intel or IIA if the Closing has not occurred on or before the Closing Date, or such later date as the parties shall mutually agree upon in writing.

12.2 Limitation on Right to Terminate. A Party shall not be allowed to exercise any right of termination pursuant to Sections 12.1(b) or 12.1(c), as the case may be, if the event giving rise to the termination right shall be due to the willful failure of such Party seeking to terminate this Agreement to perform or observe in any material respect any of the covenants or agreements set forth herein to be performed or observed by such Party.

12.3 Rights Upon Termination. If this Agreement is terminated as permitted under this Article 12, such termination shall be without liability of or to any Party (except pursuant to this
Article 12 and Article 10 and Article 11, which shall survive such termination) or any shareholder, director, officer, employee, agent, servant, consultant or representative of such Party. Notwithstanding the above, if any such termination shall result from the willful failure of any Party to perform a covenant under this Agreement or to fulfil a condition to the performance of such Party (other than the failure to deliver any certificate or opinion that would be incorrect as to matters of fact or law as a result of changes in facts or the law occurring after the execution of this Agreement or as a result of the party making the representation and warranty becoming aware of such changed fact or law after the execution of this Agreement) or if such termination shall result from a material and willful breach of this Agreement or the representations and warranties made herein by any Party, then such Party shall be fully liable for any and all damages sustained or incurred by the other Party in connection with such failure or breach.

                           ARTICLE 13

                     Covenants After Closing

13.1 Obligation to Deliver Information. Following Closing and as long as Intel owns not less than 20% of the Subscribed Shares, IIA agrees to deliver to Intel:

     (a) audited annual financial statements within 90 days after the end of each fiscal year;

      (b) unaudited quarterly financial statements within 45 days of the end of each fiscal quarter;

     (c) an annual budget within 30 days prior to the end of each fiscal year; and

      (d) copies of IIA's 20F's, 10-Q's, 6-K's and Annual Reports to shareholders (or the Canadian equivalents, including Annual Information Forms, Management Discussion and Analyses, Annual Financial Statements, Quarterly Financial Statements, Management Proxy Circulars and Material Change Reports) promptly after such documents are filed with the SEC or the equivalent Canadian authorities.

13.2 Intel Observer.

      (a) IIA will allow a nominee of Intel, satisfactory to IIA, acting reasonably, to attend all meetings of the Directors of IIA as a non-voting observer (the "Observer").

Upon the request of Intel, IIA shall use best reasonable efforts to elect or appoint the Observer to the Board of Directors of IIA.

      (b) IIA acknowledges that Intel will likely have, from time to time, information that may be of interest to IIA ("Information") regarding a wide variety of matters including, by way of example only, (1) Intel's technologies, plans and services, and plans and strategies relating thereto, (2) current and future investments Intel has made, may make, may consider or may become aware of with respect to other companies and other technologies, products and services, including, without limitation, technologies, products and services that may be competitive with IIA's, and (3) developments with respect to the technologies, products and services, and plans and strategies relating thereto, of other companies, including, without limitation, companies that may be competitive with IIA. IIA recognizes that a portion of such Information may be of interest to IIA. Such Information may or may not be known by the Observer. IIA, as a material part of the consideration for this Agreement, agrees that Intel and its Observer shall have no duty to disclose any Information to IIA or permit IIA to participate in any projects or investments based on any Information, or to otherwise take advantage of any opportunity that may be of interest to IIA if it were aware of such Information, and hereby waives, to the extent permitted by law, any claim based on the corporate opportunity doctrine or otherwise that could limit Intel's ability to pursue opportunities based on such Information or that would require Intel or Observer to disclose any such Information to IIA or offer any opportunity relating thereto to IIA. The disclosure and exchange of confidential information between IIA and Intel (including the Observer) shall be governed solely by the terms of the Corporate Non-Disclosure Agreement No. 127398 dated April 15, 1999 executed between IIA and Intel and any related Confidential Information Transmittal Records (CITR) provided in connection therewith. The CITR that shall govern the exchanges of confidential information with the Observer shall be in the form attached hereto as Schedule "I".

13.3 No Senior Registration Rights. IIA shall not, without Intel's prior consent in writing, enter into or be party to any agreement (i) pursuant to which it grants registration rights or rights to have a prospectus filed and cleared in any Canadian province which are inconsistent with the rights granted to Intel under this Agreement or the Registration Rights Agreement or otherwise conflict with their provisions or (ii) which gives any other holder of shares in the capital of IIA rights to have such shares registered or cleared by prospectus (as the case may be) which are more advantageous than the rights granted to Intel under the Registration Rights Agreement or which would permit registration or clearance by prospectus of such holder's shares in priority to those of Intel under the Registration Rights Agreement.

                           ARTICLE 14

                             General

14.1 Notice. Any notice (including any invoice, statement or request or other communication) herein required or permitted to be given by any Party to the other Parties shall be in writing in the English language and shall be delivered or sent by facsimile transmission or other means of prepaid recorded communication to the applicable address set forth below:

     (a) in the case of IIA to the following:

          InfoInterActive Inc.
          1550 Bedford Highway
          Suite 600, Sun tower
          Bedford, Nova Scotia
          B4A 1E6

          Attention:     Patricia Muzyk
          Fax No.:       902)832-1015

          with a copy to:

          Bennett Jones
          4500 Bankers Hall East
          855 - 2nd Street S.W.
          Calgary, Alberta
          T2P 4K7

          Attention:     Garnet M. Schulhauser
          Fax No.:       (403)265-7219

     (b) in the case of Intel, to the following:

          Intel Corporation
          2200 Mission College Blvd.
          Santa Clara, California 95052-8119
          USA

          Attention:     M&A Portfolio Manager - M/S RN6-46
          Fax No.:       (408) 765-6038

          With a second copy to the same address:

          Attention:     General Counsel
          Fax No.:       (408) 765-1859

          with a third copy to:

          Stikeman Elliott
          1155 Rene Levesque Blvd. West
          Suite 4000
          Montreal, Quebec
          H3B 3V2

          Attention:     Edward B. Claxton and Peter Castiel
          Fax No.:       (514) 397-3222

Any  notice  delivered shall be deemed to have been  validly  and effectively given on the day of such delivery. If the day of delivery is not a business day, notice shall be deemed to have been given and received on the next business day following such date. Any notice sent by facsimile transmission or other means of prepaid recorded communication shall be deemed to have been validly and effectively given on the business day next following the day on which it was sent.

14.2 Waiver. The failure of a Party in any one or more instances to insist upon strict performance of any of the terms of this Agreement or to exercise any right or privilege arising under this Agreement shall not preclude such Party from requiring by reasonable notice that the other Party duly perform its obligations or preclude such Party from exercising such a right or privilege under reasonable circumstances, nor shall waiver in any one instance of a breach be construed as an amendment to this Agreement or waiver of any later breach. No amendment to or wavier of any provision of this Agreement shall be effective unless embodied in writing and duly signed by each Party.

14.3 Assignment. Neither this Agreement nor any of the rights and obligations of a Party hereunder may be assigned by such Party in whole or in part without the prior written consent of the other Party; provided however, that Intel may assign and transfer this Agreement and any of its rights and obligations hereunder to an affiliate without the prior written consent of IIA, and provided further that Intel shall not be released from its obligations hereunder by reason of any such assignment and transfer. This Agreement shall enure to the benefit of and be binding upon the Parties hereto and their respective successors and permitted assigns, but no other person.

14.4 Further Assurances. The Parties shall execute all documents and do all acts and things as may be necessary or desirable within their respective powers to carry out and give effect to the true intent and purpose of this Agreement including the execution after the Closing Date of such further assurances in law as any Party deems necessary or desirable to perfect the completion of any of the transactions referred to in this Agreement.

14.5 Time of Essence.  Time is of the essence of this Agreement.

14.6 Third Parties. Except as provided for in Article 9, this Agreement shall not benefit or create any right or cause of action in, or on behalf of, any person other than the Parties to this Agreement and no person, other than the Parties to this Agreement shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

14.7 Entire Agreement. The Agreement constitutes the entire agreement between the Parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties with respect to the subject matter hereof.

14.8 Counterparts. This Agreement may be executed by facsimile and in two counterparts each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same Agreement.

IN WITNESS WHEREOF the parties hereto have duly executed this Agreement effective as of the date first above written.

                           INFOINTERACTIVE INC.

                           Per:  /s/Patricia Muzyk
                                 -------------------------
                                 Patricia Muzyk
                                 CEO

                           INTEL CORPORATION

                           Per:  /s/Noel S. Lazo
                                 --------------------------
                                 Noel S. Lazo
                                 Assistant Treasurer, Cash
                                 Management ans Systems, as
                                 designee for Arvind Sodhani,
                                 Vice President and Treasurer


                           Per:
                                 --------------------------
                                 Name:
                                 Title:


Signature Page for Common Share Purchase
Agreement made as of the 28th day of February 2000.

                          SCHEDULE "A"

            Confidentiality and Non Compete Agreement

BETWEEN:   INFOINTERACTIVE   INC.  (the   "Company")   and   (the
"Employee")

       WHEREAS   the  Company  is  engaged  in  the  development,
marketing,   licensing  and  support  of  software  and   related
services;

     AND WHEREAS the Employee has knowledge, abilities, training, experience and skills in the area of software and business operations of the company;

      AND WHEREAS the Company and the Employee have agreed to enter into an employment relationship to their mutual benefit;

       NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the mutual covenants and agreements herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and subject to the terms and conditions herein, the parties covenant and agree as follows:

1. Employment

      The  Company  agrees to employ and the Employee  agrees  to serve  as  an  employee upon terms and conditions set  out  in  a letter from the Company to the Employee or, in the absence of a letter, to continue with employment under the terms and conditions as currently exist or as modified from time to time through mutual agreement.

      The Employee agrees to comply with the terms and conditions of this Agreement.

2. Disclosure of Inventions

      For the purposes of this Agreement, "Inventions" shall mean all source code, inventions, processes, methods, formulas, techniques, improvements or modifications and enhancements, whether or not patentable or subject to copyright or trade-mark or other protection, made by the Employee, whether or not during the hours of the Employee's employment with the Company or with the use of the Company's facilities, materials or personnel, either solely or jointly, during the Employee's term of employment with the Company and which relate to the Company's present or related and demonstrable future business activities. Where the employee wishes to undertake work outside of the hours of employment that may be unrelated to the company's business activities the employee may seek permission to do so and such permission will not be unreasonably withheld.

      The Employee agrees to disclose promptly and fully to the Company all Inventions made, conceived or developed by the Employee during the term of the Employee's employment with the Company, either solely, or jointly with others, and related to or suggested by the present or related and demonstrable future business activities of the Company or the Company's actual or related and demonstrable anticipated processes or research and development. The Employee hereby waives any moral rights which the Employee may have with respect to the creation, conception or development of the

Inventions. The Employee hereby assigns, sets over and transfers to the Company, all the Employee's rights, title and interest in and to all Inventions and in all intellectual property rights to the Inventions which may have been filed or issued during the term of employment.

3. Confidential Information

     For the purposes of this Agreement, "Information" shall mean all confidential information, without limitation and regardless of whether or not marked confidential or proprietary, all proprietary and trade secrets, software products, source code, inventions, research and development and results derived therefrom, specifications and designs, algorithms, prototypes, simulations and test results, technical reports and analyses, technical industrial skills, agreements, and business information relating to prototyping, strategies and methods which are not standard industry practices, tables of operating conditions, operating and testing procedures, software designs and engineering processes, business and financial plans, accounting and personal records, customer and supplier lists and attendant confidential information, initiatives, projects and strategic alliances undertaken or to be undertaken by the Company, technical data and know-how relating to both existing and proposed software products.

      The Employee acknowledges and agrees that no title or ownership of the Information is transferred to the Employee, that the Information and the intellectual property rights in and to the Information are and will remain the sole and exclusive property of the Company, and that the Employee will not have any right or interest in the Information and the intellectual property rights to the Information.

     The Employee agrees to keep confidential and not disclose or permit access to the Information or the Inventions to any third party, or to use it for any purpose either during the Employee's employment, except as may be necessary in the proper discharge of the Employee's employment, or after termination of the Employee's employment for any reason, except with the written permission of the Company. The Employee also agrees that the unauthorised disclosure of the Information or the Inventions during the Employee's employment with the Company will constitute just cause for the Employee's immediate dismissal.

4. Company's Property

      The Employee acknowledges and agrees that all items of any and every nature or kind created by the Employee pursuant to the Employee's employment with the Company or furnished by the Company to the Employee, and all equipment, automobiles, credit cards, books, reports, files, manuals, notes, data, tapes, reference items, sketches, drawings, memoranda, records, diskettes and other materials in any way relating to any of the Information, the Inventions or to the Company's business produced by the Employee or coming into the Employee's possession by or through the Employee's employment, shall remain and be considered the exclusive property of the Company at all times and shall be immediately returned to the Company in good condition at the request of the Company or, in the absence of a request, on the termination of the Employee's employment with the Company.

5. Non-competition

      The Employee agrees with and for the benefit of the Company that during the Employee's employment and for a period of one (1) year from the date of termination of the Employee's employment for any reason, the Employee will not for any reason, directly or indirectly, in any manner:

      (a) carry on, be engaged in, concerned with, advise, or be employed by a person, business, or a division of a company primarily concerned with or engaged or interested in a business which is the same as, or directly competitive with, a current product of the Company or a product which will be released within 6 months of the date of termination or:

      (b) solicit or accept business with respect to products competitive with those of the Company from any of the Company's clients and customers, wherever situate.

6. Non-solicitation

      The Employee agrees that during the Employee's employment with the Company and for a period of one (1) year following termination of his/her employment for any reason, the Employee will not hire or take away or cause to be hired or taken away any employee or independent contractor of the Company

7. Time Limitations and Geographic Restriction

      In the event that any time limitation or geographic restriction contained in this Agreement is deemed to be unreasonable by a court of competent jurisdiction, the time limitation or geographic restriction shall be reduced to a period of time deemed by the court reasonable.

8. Severability

      In the event that any provision in this agreement shall be deemed void or invalid by a court of competent jurisdiction, the remaining provisions shall be and remain in full force and effect.

9. Waiver

     The waiver by either party of any breach or violation of any provision of this agreement shall not operate, or be construed, as a waiver of any similar subsequent breach or violation of it.

10. Entire Agreement

     This agreement and appended letter of employment constitutes the entire agreement between the parties with respect to the matters set out in regard to the employment of the Employee and any and all previous agreements, written or oral, express or implied between the parties or on their behalf relating to such matters in regard to the employment of the Employee by the Company are terminated and cancelled and each of the Parties releases and forever discharges the other of and from all manner of action, causes of action, claims or demands under or in respect of any agreement.

11. Modification of Agreement

      Any modification to this agreement must be in writing, signed by the parties or it shall have no effect and shall be void.

12. Headings

      The headings utilized in this agreement are for convenience only and are not to be construed in any way as additions to or limitations of the covenants and agreements contained in this agreement.

13. Independent Legal Advice

      The Employee acknowledges that he/she has read, understands and agrees with all of the provisions of this agreement, and acknowledges that he/she has had the opportunity to obtain independent legal advice with respect to it.

      IN WITNESS WHEREOF the parties have duly executed this agreement this ------------ day of ------------ 1999, in --------
------------, Province of Nova Scotia.

SIGNED AND DELIVERED IN THE PRESENCE OF

InfoInterActive Inc.

Per:   --------------------------


EMPLOYEE

Per:   --------------------------


                                  SCHEDULE "B"

                     ENCUMBRANCES : PROVINCE OF NOVA SCOTIA


I. Debtor: InfoInterActive Inc.

 #    Secured       Type of    Registration    Date of
       Party        Security      Number     Registration     Expiry                        Assets
---  ----------    ----------   ----------    ----------    ----------                    ----------

1.  Canadian      PPSA         # 2549978     January 18,   January 18,  All  accounts, debts, claims, choses in  action
    Imperial      Financing                      2000          2003     and   receivables;  and  also  all  securities,
    Bank of       Statement                                             instruments,   documents  of   title,   chattel
    Commerce                                                            paper,  intangibles, money, (all as defined  in
                                                                        Personal Property Security Act), bills,  notes,
                                                                        and   other  documents,  electronically  stored
                                                                        data,  books of account, and other  books   and
                                                                        records,   evidencing  or   relating   to   the
                                                                        collateral  or  the proceeds there  from  which
                                                                        now  are or which may at any time hereafter  be
                                                                        due  to  or  owing to or owned by  the  debtor.
                                                                        Proceeds:  goods, securities, fixtures,  money,
                                                                        crops   or  licences  as  defined  in  Personal
                                                                        Property  Security  Act,  derived  directly  or
                                                                        indirectly   from   any   dealings   with   the
                                                                        collateral.

2.  Maritime      PPSA         # 2029655       July 23,      July 23,   Centaur Access Control Card System, valued
    Office        Financing                      1999          2001     $4,791.00
    Equipment     Statement                                             Kantech Access Control-Addition valued
    Rental Ltd.                                                         $2,029.00

3.  Steelcase     PPSA         # 1066054     October 16,   October 16,  All  furniture and equipment leased or financed
    Financial     Financing                      1998          2003     from    Steelcase   Financial   Services   Ltd.
    Services      Statement                                             Including  but  not limited to  the  items  set
    Ltd.                                                                forth  in master Lease no. 11856 and any master
                                                                        lease equipment schedules, including proceeds.
4.  Canadian      Consolidatio Pre-PPRS      January 14,      _____                          _____
    Imperial      n of         Registration      1997
    Bank of       Conditional  # 001438
    Commerce      Sales


5.  Canadian      Assignment   Pre-PPRS      January 14,      _____                          _____
    Imperial      of Book      Registration      1997
    Bank of       Debts        # 000047
    Commerce


II. Debtor: InterActive Telecom Incorporated

 #    Secured       Type of    Registration    Date of        Expiry                        Assets
       Party        Security      Number     Registration

1.  Canadian      Assignment   Pre-PPRS      September 9,     _____                       ___________
    Imperial      of Book      Registration      1995
    Bank of       Debts        # 001118
    Commerce

2.  Canadian      Consolidatio Pre-PPRS      January 31,      _____                       ___________
    Imperial      n of         Registration      1994
    Bank of       Conditional  # 003074
    Commerce      Sales


                          SCHEDULE "C"

 CERTIFICATE AND AGREEMENT OF INSTITUTIONAL ACCREDITED INVESTOR

TO:  INFOINTERACTIVE INC. (THE "CORPORATION")

       In   connection  with  the  purchase  by  the  undersigned
subscriber (the "Subscriber") of common shares ("Common Shares") of the Corporation, the subscriber hereby certifies and agrees for your benefit that:

1. The Subscriber is an "Institutional Accredited Investor" as defined in Rule 501(a)(1), (2), (3) or (7) under the United
States Securities Act of 1933 (the "1933 Act").

2. The person signing on behalf of the Subscriber is the chief financial officer or other executive officer of the Subscriber.

3. The Subscriber is aware that the sale to it of the Common Shares is being made in reliance on an exemption from registration contained in Rule 506 under the 1933 Act, and the Subscriber certifies that it is and will be acquiring the Common Shares for its own account.

4. The Subscriber agrees that if it decides to offer, sell or otherwise transfer, pledge or hypothecate all or any part of the Common Shares, it will not offer, sell or otherwise transfer, pledge or hypothecate all or any part of such Common Shares (other than pursuant to an effective registration statement under the 1933 Act), directly or indirectly unless:

     (a) the sale is to the Corporation; or

     (b) the sale is made outside the United States in accordance with  the requirements of Rule 904 of Regulation S under the 1933
Act   and   in  compliance  with  applicable  local   rules   and
regulations; or

      (c) the sale is made pursuant to the exemption from registration under the 1933 Act provided by Rule 144A thereunder;
or

      (d) the Common Shares or any part thereof are sold in a transaction that does not require registration of the Common Shares of the Corporation under the 1933 Act or any applicable United States state laws and regulations governing the offer and sale of securities, and we have furnished to the Corporation an opinion to that effect of counsel of recognized standing reasonably satisfactory to the Corporation.

5. The Subscriber understands and acknowledges that upon the original issuance thereof, and until such time as the same is no longer required under applicable requirements of the 1933 Act or state securities laws, the certificates representing the Common Shares and all certificates issued in exchange therefor or in substitution thereof, shall bear the following legend:

     THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR APPLICABLE STATE SECURITIES LAWS. SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY: (A) TO THE CORPORATION; (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF

     REGULATION S UNDER THE U.S. SECURITIES ACT ("REGULATION S"); (C) PURSUANT TO THE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, IF APPLICABLE, OR RULE 144A AND IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS; OR (D) PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION. IF THE COMMON SHARES ARE LISTED ON A STOCK EXCHANGE, DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. A NEW CERTIFICATE, BEARING NO LEGEND, DELIVERY OF WHICH WILL CONSTITUTE "GOOD DELIVERY" MAY BE OBTAINED FROM THE REGISTRAR AND TRANSFER AGENT FOR THE COMMON SHARES UPON
     DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO THE REGISTRAR AND TRANSFER AGENT FOR THE COMMON SHARES AND THE CORPORATION, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE AT A TIME WHEN THE CORPORATION IS A "FOREIGN ISSUER" AS DEFINED IN REGULATION S IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, TOGETHER WITH SUCH DOCUMENTATION AS MAY BE REQUESTED BY THE CORPORATION.

provided that if the Common Shares or any part thereof are being sold under paragraph 4(b) above at a time when the issuer thereof is a "foreign issuer" as defined in Regulation S under the 1933 Act, the legend may be removed by providing a declaration to the transfer agent for the Common Shares to the following effect (or as the Corporation may prescribe from time to time):

"The undersigned (a) acknowledges that the sale of the securities of InfoInterActive Inc. (the "Corporation") to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and (b) certifies that (1) the undersigned is not an affiliate of the Corporation as that term is defined under the U.S. Securities Act, (2) the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States or (B) the transaction was executed on or through the facilities of The Toronto Stock Exchange and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purposes of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act), (5) the seller does not have a short position in the securities sold in reliance on Rule 904 of Regulation S under the U.S. Securities Act and does not intend to replace such securities with fungible unrestricted securities, and (6) the contemplated sale is not a transaction, or part of a series of transactions, which, although in technical compliance with Regulation S, is part of a plan or scheme or evade the registration requirements of the U.S. Securities Act. Terms used herein have the meanings given to them by Regulation S."

6. The Subscriber understands and acknowledges that the Corporation has the right to instruct the transfer agent of the Common Shares not to record a transfer without first being notified by the Corporation that it is satisfied that such transfer is exempt from or not subject to registration under the 1933 Act and any applicable state securities laws.

7. The Subscriber agrees that the above representations, warranties and covenants will be true and correct both as of the execution of this agreement and as of the completion of the issuance of the Common Shares ("Closing") and will survive the Closing.

8. The foregoing representations, warranties and covenants are made by the undersigned with the intent that they be relied upon in determining its suitability as a subscriber for Common Shares and the undersigned agrees to indemnify the Corporation against all losses, claims, costs, expenses and damages or liabilities which it may suffer or incur caused or arising from reliance thereon.

DATE:  February 28, 2000.

                           INTEL CORPORATION

                           Per:  /s/Noel S. Lazo
                                 --------------------------
                                 Noel S. Lazo
                                 Assistant Treasurer, Cash
                                 Management ans Systems, as
                                 designee for Arvind Sodhani,
                                 Vice President and Treasurer


Signature  Page  of the Certificate and Agreement  of  Accredited
Investor dated February 28, 2000.

                          SCHEDULE "D"

                 LEGAL OPINION OF COUNSEL TO IIA

February 28, 2000

Stikeman Elliott
1155 Rene Levesque Blvd. West
Suite 4000
Montreal, Quebec
H3B 3V2

- and to -

Intel Corporation
2200 Mission College Blvd.
Santa Clara, California
95052-8119
U.S.A.

Dear Sirs:

Re:   Acquisition  by  Intel Corporation ("Intel")  of  1,803,922
Common Shares of InfoInterActive Inc. ("IIA")

We have acted as counsel to IIA in connection with the acquisition by Intel of 1,803,922 common shares (the "Common Shares") of IIA pursuant to the terms and conditions of a Common Share Purchase Agreement made as of February 28, 2000 between IIA and Intel (the "Purchase Agreement"). As counsel for IIA and jointly with Stikeman Elliott, counsel for Intel, we have participated in the preparation of the Purchase Agreement and a Registration Rights Agreement, dated February 28, 2000 between IIA and Intel (the "Registration Rights Agreement"). We understand that IIA and Intel have also executed a Software Development and Services Agreement dated February 23, 2000 (the "Business Agreement") (the Purchase Agreement, Registration Rights Agreement and Business Agreement are collectively referred to as the "Agreements"). Capitalized terms used herein have the meanings ascribed to them in the Purchase Agreement unless otherwise defined herein.

For the purposes of giving the opinions herein, we have reviewed and examined such statutes, public records, agreements and other documents, have considered such matters of law and have made such enquiries of officers of IIA and other persons as we have considered appropriate and necessary in order to enable us to give the opinions expressed herein. As to certain matters of fact that have not been independently established, we have relied upon certificates of public officials. The term "Securities Laws" when used herein means the Securities Act (Nova Scotia) and regulations thereto and the rules, orders and published policy statements of the Nova Scotia Securities Commission.

The opinions set forth below are subject to the following qualifications:

      (a) in giving the opinion set forth in paragraph 1, we have relied solely upon:

          (i) for IIA, a Certificate of Status dated February 24,
2000 prepared by the Registrar of Corporations, Alberta; and

           (ii)  for Subsidiary, an opinion of Boyne Clarke dated
February 28, 2000 ("Boyne Clarke Opinion"), a copy of which has been delivered to you today;

      (b) in giving the opinion set forth in paragraphs 2 (with respect to Subsidiary), 5, 7, 8, 9, 12, 14 and 16, we have relied upon the Boyne Clarke Opinion as to matters of Nova Scotia law;

     (c) in giving the opinions set forth in paragraph 9, we have relied upon a certificate of an officer of IIA dated February 28, 2000, a copy of which has been delivered to you today;

      (d) in giving the opinion set forth in paragraph 8, we have relied upon an opinion of Tory's dated February 28, 2000, ("Tory's Opinion"), a copy of which has been delivered to you today, as to matters of United States law;

      (e) in giving the opinion set forth in paragraph 10 as to issued common shares, we have relied solely upon a letter from Montreal Trust Company of Canada dated February 23, 2000, a copy of which has been delivered to you today; and

     (f) in giving the opinion set forth in paragraph 14, we have relied solely upon Certificates of Reporting Issuer not in Default prepared by the Securities Commissions in Alberta, Ontario and Quebec, copies of which have been delivered to you today and on the Boyne Clarke Opinion for Nova Scotia.

To the extent that the opinions herein are stated to be to the best of our knowledge, such opinions are based upon our actual knowledge at the date hereof, without representing that we have made any specific inquiry or investigation, and in expressing such opinions, we have not undertaken any specific review of any agreement or instrument, other than the Agreements, nor have we undertaken any specific review of our files or notes.

In   the  opinions  expressed  below,  we  have  assumed  without independent investigation:

      (a) the genuineness of all signatures, the authenticity of all documents submitted to us as original copies of such documents and the conformity to the originals of all documents submitted to us as certified, notarial or other copies or facsimiles thereof; and

      (b) that each of the agreements or documents referred to in our opinion below to which IIA is a party, and each of the approvals received by or on behalf of IIA, has been duly authorized, executed and delivered by the party or parties thereto other than IIA, that such party or parties had the due capacity to do so, and the due organization, existence and capacity of such party or parties.

We are qualified to practice law in the provinces of Alberta and Ontario and our opinions herein are restricted to the laws of such provinces and the laws of Canada applicable therein, except for paragraphs 1, 2, 5, 7, 8, 9, 12, 14 and 16 in which we also express an opinion with respect to the laws of the Province of Nova Scotia and in respect of which we have relied upon the Boyne Clarke Opinion, and except for paragraph 8 in which we also express an opinion with respect to the laws of California and the United States and in respect of which we have relied upon the Tory's Opinion. The Boyne Clarke Opinion and the Tory's Opinion are in form acceptable to us and we believe that you and we are entitled to rely thereon. Our opinions expressed in such paragraphs are expressly subject to the qualifications and assumptions expressed in such opinions, which qualifications and assumptions may not be expressly set out in this opinion.

Based on, relying upon and subject to the foregoing, we are of the opinion that:

1.  Incorporation. IIA has been duly incorporated and is a  valid
and   subsisting  corporation  under  the  laws  of  Alberta  and
Subsidiary has been duly incorporated and is a valid and subsisting company under the laws of Nova Scotia.

2. Corporate Power and Authority. IIA has the necessary corporate power and authority to enter into the Agreements to offer, issue, sell and deliver the Subscribed Shares and to consummate the transactions contemplated by the Agreements and each of IIA and Subsidiary has the necessary corporate power and authority to own, lease and operate its assets and properties and to conduct its businesses as presently conducted.

3. Corporate Action. The execution, delivery and performance of the Agreements, the creation, execution, issuance by IIA, and the delivery by IIA to Intel, of the Subscribed Shares, and the consummation of the transactions contemplated by the Agreements have been duly authorized by all necessary corporate or other action of IIA.

4. Execution. Each of the Agreements has been duly executed and delivered by IIA.

5. Enforceability. Each of the Agreements and each agreement delivered pursuant thereto constitute a legally valid and binding obligation of IIA. The Purchase Agreement and the Registration Rights Agreement are enforceable against IIA in accordance with their terms, subject to the qualifications described below.

6. No Breach. The execution and delivery of the Agreements by IIA, and the consummation of the transactions contemplated thereby do not (or would not with the passage of time or the giving of notice, or both) violate or conflict with, constitute or result in a breach of or a default under, any provision of the Articles of Incorporation or By-Laws of IIA or any resolutions of IIA's shareholders or directors.

7. No Violation of Law. The execution and delivery of the Agreements by IIA and the consummation of the transactions contemplated thereby do not (or would not with the passage of time or the giving of notice, or both) violate or result in a failure to comply with any statute, law, ordinance, regulation, rule or order of any federal, provincial or local government or any other governmental department or agency, or any judgment, decree or order of any court, applicable to IIA or Subsidiary.

8. Authorizations. No consent, approval, authorization or order of, or filing, registration, qualification or recording with or notice to any federal, provincial or local government or any other governmental department or agency, is required in connection with the execution and delivery of the Agreements, or the performance by IIA of the Purchase Agreement, except for the filing of a Form 20, and the payment of the requisite filing fees, with the Nova Scotia Securities Commission within 10 days of Closing, the filing of a Form D with the SEC within 15 days of Closing and the filing of the Form D with the California Securities Commission, along with the requisite filing fees and a consent to service, within 15 days of Closing.

9.  No  Actions  Pending.   No  action  is  pending  or,  to  our
knowledge, threatened (i) against IIA or Subsidiary, or (ii) which questions the validity or legality of the transactions contemplated by the Agreements.

10. Authorized Capital. The authorized capital of IIA consists solely of an unlimited number of common shares, an unlimited number of First Preferred Shares, issuable in series, and an unlimited number of Second Preferred Shares, issuable in series, of which 16,442,721 Common Shares (and no more) are issued and outstanding as fully paid and non-assessable as at the close of business on February 23, 2000 and no First Preferred Shares or Second Preferred Shares are issued and outstanding.

11. Subscribed Shares. The Subscribed Shares have been duly and validly authorized and allotted to Intel and, upon payment of the Purchase Price by Intel to IIA, will be validly issued as fully paid and non-assessable and registered in the name of Intel.

12. Subsidiary Shares. IIA is the sole registered and beneficial owner of all the issued and outstanding shares in the capital of Subsidiary.

13. Listing. The Common Shares of IIA are listed on the TSE and the Subscribed Shares have been conditionally accepted for listing by the TSE, subject to the filing of the documents referred to in the conditional approval letter from the TSE dated February 21, 2000.

14. Reporting Issuer. IIA is a reporting issuer in the Provinces of Nova Scotia, Quebec, Ontario and Alberta and is not on the list of defaulting reporting issuers maintained pursuant to the securities laws of such provinces.

15. Certificate. The form of certificate evidencing the Common Shares has been approved by the directors of IIA and complies with the rules of the TSE, the Business Corporations Act (Alberta) and the articles, by-laws and resolutions of IIA.

16. Securities Laws. In reliance upon the representations and warranties of Intel set forth in the Purchase Agreement, the offering, issue, sale and delivery of the Subscribed Shares by IIA to Intel are exempt from the prospectus and registration requirements of the Securities Act (Nova Scotia) and regulations thereto, and the only filing, proceeding, approval, permit, consent, order or authorization required to be made, taken or obtained to permit the offering, issue sale and delivery of the Subscribed Shares to Intel is the filing (in duplicate) within ten days from the date of Closing, of a report of the issue and sale prepared on Form 20 and executed in accordance with applicable Securities Laws, together with the requisite filing fee.

The opinions expressed herein as to the enforceability of the Agreements and the obligations and remedies set forth therein are subject to:

      (a) applicable bankruptcy, reorganization, winding up, insolvency, moratorium, preference or other laws of general application from time to time in effect affecting the enforcement of creditors' rights;

      (b) the equitable and statutory powers of the courts of Canada to stay execution and judgment and to grant relief against forfeiture;

     (c) the fact that specific performance and injunctive relief are equitable remedies which may be ordered by a court in its discretion and, accordingly, may not be available as a remedy in an action to enforce a covenant;

      (d) the qualification that the failure of a party to exercise a right of action within any period of time prescribed by the Limitation of Actions Act (Nova Scotia) (and any statute that may be substituted therefor), as from time to time amended may result in a right of action not being enforceable; and

      (e) to the extent that rights to indemnity and contribution under the Agreements may be limited under applicable law.

No persons other than those to whom this opinion is expressly addressed shall have the right to rely on the opinions expressed herein for any purpose without our prior consent.

                                             Yours truly,

                                             BENNETT JONES

                          SCHEDULE "E"

           CONDUCT OF BUSINESS IN THE ORDINARY COURSE

The following matters have occurred since September 30, 1999:

1. The issuance of common shares and warrants pursuant to the exercise of Special Warrants.

2.     The  cancellation  of  the  Broker  Warrants  held  by  CT
Securities.

3. The acquisition of 1,000 common shares pursuant to the Corporation's Normal Course Issuer Bid.

4. The issuance of common shares pursuant to the exercise of outstanding options and warrants.

5.    The  issuance of new options pursuant to the  Stock  Option
Plan.

6. Employment contracts with five senior executives to be effective January 4, 2000 (including compensation increases).

7. Entered into contracts with Bell Atlantic and Sprint Canada and a letter of intent to amend the GTE-Internetworking contract.

8. Negotiating a Distribution and Development agreement with Centigram Communications Corporation.

9.   Listing of common shares on TSE (December 6, 1999) and OTCBB
(January 31, 2000).

                          SCHEDULE "F"

                    MATERIAL ADVERSE CHANGES

                              None

                          SCHEDULE "G"

                       MATERIAL CONTRACTS

1. Telesector Resources   Definitive Agreement  November 1, 1999
   Group Inc. d/b/a       for the Purchase and
   Bell Atlantic          License of ICM
   Network Services       Hardware, Software,
                          Services and
                          Documentation

2. Cincinnati Bell        Service Deployment    March 31, 1999
   Telephone Company      Agreement

3. GTE-Internetworking    Software License,     December 7, 1998
                          Development and
                          Service Agreement
                          (ICW)

4. I.D. Internet Direct   Service Deployment    July 23, 1999
   Ltd.                   Agreement

5. Witchity Capital       ICM Deployment        April 1, 1999
   Corporation Ltd.       Agreement

6. BC TELECOM Inc.        Memorandum of         July 23, 1998
                          Understanding
   TELUS Communications                         June 24, 1998
   Inc.                   Memorandum of
                          Understanding

7. Sprint Canada          Service Deployment    Being negotiated
                          Agreement
                                                IIA has signed a
                                                Letter of
                                                Agreement with
                                                Sprint and
                                                expects to enter
                                                into a
                                                definitive
                                                agreement by
                                                April 3, 2000.

8. Centigram              Distribution and      Being negotiated
   Communications         Development
   Corporation            Agreement             Expected to be
                                                signed in the
                                                week of February
                                                28, 2000

                          SCHEDULE "H"

             EMPLOYMENT CONTRACTS AND BENEFIT PLANS

1. The following senior executives of the Corporation have signed (or are negotiating) employment contracts, each dated
January 4, 2000, which contain, inter alia, provisions relating to notice of termination or severance pay in lieu thereof:

     O    Bill McMullin

     O    Mike Smith

     O    Patricia Muzyk

     O    Bob Richardson

     O    Steve Murphy

2.    The  Corporation has a cash Bonus Plan for  its  employees.
The Bonus Plan for 2000 has not yet been finalized by the Compensation Committee.

                          SCHEDULE "I"

      CONFIDENTIAL INFORMATION TRANSMITTAL RECORD ("CITR")

See next page.

CONFIDENTIAL INFORMATION TRANSMITTAL RECORD ("CITR")

CITR DATE: ----------, 200---   CNDA # ----------------------
   (Date Disclosure(s) will      (Fill in Number from Executed
           commence)                         CNDA)



Participant's Name: --------------------------------------------
                   (Use Same Name as on CNDA)

     -----------------------------------------------------------
                     (Location of Disclosure

     -----------------------------------------------------------
     City                     State                    Zip Code

Intel and Participant agree that the Confidential Information described below shall be kept confidential by the receiving party. This CITR incorporates all the terms and conditions of the Corporate Non-Disclosure Agreement ("CNDA") executed by the parties.

1. Describe Confidential Information disclosed by each party. (Be specific. Include subject or product, any document title, drawing/document number, date, rev., etc.) Identify visuals, foils, and verbal disclosures. (Use additional sheets if necessary).

      Intel Confidential Information: All Intel Confidential Information, including oral disclosures, disclosed by the board observer representing Intel at any of Participant's board of directors meetings where Intel's board observer was in attendance, as such attendance is documented by the Participant's board of director meetings minutes.

      Participant's Confidential Information: All Participant's Confidential Information, including oral disclosures, pertaining to any of Participant's board of directors meetings that is disclosed to Intel prior to Participant's board meetings, all Participant's Confidential Information, including oral disclosures, disclosed during any of Participant's board of directors meetings for those portions of such meetings where Intel's board observer was in attendance, as such attendance is documented by the Participant's board of director meetings minutes, and all other Participant's Confidential Information, including oral disclosures, disclosed to Intel's board observer in their capacity as an observer of Participant's board of directors.

2.     This   CITR   covers  the  above  described   Confidential
Information to be conveyed commencing on the CITR Date stated above provided it is marked as required under the CNDA.

3. Unless a shorter period is indicated below, the disclosing party will not assert any claims of breach or misappropriation of trade secrets against the receiving party arising from the receiving party's disclosure of the disclosing party's Confidential Information under this CITR more than five (5) years from the date when such information was disclosed. However, unless at least one of the exceptions set forth in Section 4 of the CNDA has occurred, the receiving party will continue to treat such Confidential Information as the confidential information of the disclosing party and only disclose any such Confidential Information to third parties under the terms of a non-disclosure agreement.

     If initialed and filled in below, the period after which the disclosing party agrees not to assert claims against the receiving party with respect to the Confidential Information disclosed under this CITR will be _____ months (not less than twenty-four (24) months nor more than sixty (60) months). (_____/_____)

4. Either party may at any time request in writing the immediate return of all or part of its Confidential Information disclosed hereunder, and all copies thereof, and the receiving party shall promptly comply with such request.

5. All other terms and conditions of the executed CNDA shall remain in full force and effect. Nothing contained herein shall be construed as amending or modifying the terms of the CNDA referenced above.

6. Both parties understand and acknowledge that no license under any patent, copyright, trade secret or other intellectual property right is granted to or conferred upon either party in this Agreement or by the transfer of any information by one party to the other party as contemplated hereunder, either expressly, by implication, inducement, estoppel or otherwise, and that any license under such intellectual property rights must be express and in writing.

                                    PARTICIPANT:  ---------------
                                    (Company  Name,  Division/Sub
                                    if applicable)

INTEL CORPORATION
2200 Mission College Blvd.          -----------------------------
Santa Clara, CA 95052-8119          Address

                                    -----------------------------
                                    City, State, Zip

Represented By:                     Represented By:

-----------------------------       -----------------------------
Signature                           Signature

-----------------------------       -----------------------------
Printed Name         Mailstop       Printed Name

-----------------------------       -----------------------------
Title                   Phone       Title

-----------------------------       -----------------------------
Date                                Date

                            EXHIBIT 2


         PRIVATE PLACEMENT QUESTIONNAIRE AND UNDERTAKING

                   THE TORONTO STOCK EXCHANGE

         PRIVATE PLACEMENT QUESTIONNAIRE AND UNDERTAKING

     To be completed by each proposed private placement purchaser of listed securities or securities which are convertible into listed securities.

                          QUESTIONNAIRE

1.   DESCRIPTION OF TRANSACTION

     (a)  Name of Issuer of the Securities:

          InfoInterActive Inc.

     (b)  Number and Class of Securities to be Purchased:

          1,803,922 Common Shares

      (c)  Purchase Price:  $3.825 per share for an aggregate  of
$6,900,001.65

2.   DETAILS OF PURCHASER

     (a)  Name of Purchaser:

          Intel Corporation

     (b)  Address:

           2200  Mission College Blvd., Santa Clara,  California,
95052-8119, United States

      (c) Names and addresses of persons having a greater than 10% beneficial interest in the Purchaser:

          None

3.   RELATIONSHIP TO ISSUER

      (a) Is the purchaser (or any person named in response to 2(c) above) an insider of the issuer for the purposes of the Ontario Securities Act (before giving effect to this private placement)? If so, state the capacity in which the purchaser (or person named in response to 2(c)) qualifies as an insider:

     No

(b)  If  the  answer  to (a) is "no", are the purchaser  and  the
issuer  controlled by the same person or company?   If  so,  give
details:

No

4. DEALINGS OF PURCHASER IN SECURITIES OF THE ISSUER

Give  details  of all trading by the purchaser, as principal,  in the  securities  of the issuer (other than debt securities  which
are   not  convertible  into  equity  securities),  directly   or
indirectly, within the 60 days preceding the date hereof:

None.

                           UNDERTAKING

TO:  The Toronto Stock Exchange

The undersigned has subscribed for and agreed to purchase, as principal, the securities described in Item 1 of this Private
Placement Questionnaire and Undertaking.

The undersigned undertakes not to sell or otherwise dispose of any of the said securities so purchased or any securities derived therefrom for a period of six months from the date of the closing of the transaction herein or for such period as is prescribed by applicable securities legislation, whichever is longer, without the prior consent of The Toronto Stock Exchange and any other regulatory body having jurisdiction.

Dated at ------------------ this 28th day of February, 2000.

                                 Intel Corporation
                                 ------------------------------
                                 (Name of Purchaser - Print)

                                 /s/Noel S. Lazo
                                 ------------------------------
                                 (Authorized Signature)
                                 Assistant Treasurer, Cash
                                 Management and Systems,
                                 as designee for Arvind Sodhani,
                                 Vice President and Treasurer
                                 ------------------------------
                                 (Official Capacity - Print)


                                 ------------------------------
                                 (Print   -  name  of  individual
                                 whose  signature  appears  above
                                 if   different  from   name   of
                                 purchaser printed above)


Signature  page  of  the TSE Private Placement Questionnaire  and
Undertaking dated February 28, 2000.